04012773

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Far East Pharmaceutical Technology Company Limited

*CURRENT ADDRESS Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

FILE NO. 82- 34768 FISCAL YEAR 30 June 2003

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: Cor

DAT : 2/11/04

遠東生物制藥
FAR EAST PHARMACEUTICAL



FAR EAST PHARMACEUTICAL TECHNOLOGY COMPANY LIMITED

(Incorporated in the Cayman Islands with limited liability)

ANNUAL REPORT

2002

Registered office	Century Yard Cricket Square Hutchins Drive P.O. Box 2681 GT George Town Grand Cayman British West Indies
Head office and principal place of business	Suite 2305, CMG Asia Tower, The Gateway, Tsim Sha Tsui, Kowloon, Hong Kong
Company secretary	Leung Po Hon
Authorised representatives	Mr. Cai Chong Zhen
Principal bankers	Industrial and Commercial Bank of China Yong Tai Branch No. 17, Nan Wu Lu Yong Tai County Fujian The PRC The Agricultural Bank of China Minhou Branch Jin Yu Chuang Shang Jie Shiang Minhou County Fuzhou Fujian The PRC

	Standard Chartered Bank 1st Floor Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong
Cayman Islands principal share registrar and transfer office	Bank of Butterfield International (Cayman) Ltd. Butterfield House Fort Street P.O. Box 705 George Town Grand Cayman Cayman Islands
Hong Kong branch share registrar and transfer office	Tengis Limited 4th Floor, Hutchison House 10 Harcourt Road Central Hong Kong
Auditors	Charles Chan, Ip & Fung CPA Ltd. 37th Floor, Hennessy Centre 500 Hennessy Road Causeway Bay, Hong Kong

To the shareholders

On 23 August 2000, Far East Pharmaceutical Technology Company Limited (the "Company") successfully listed on the Stock Exchange of Hong Kong Limited (the "Stock Exchange"). This is the first milestone for the Company not only raised fund for the future expansion, but also helped enhance the reputation and investor confidence of Company as well.

2002 is a year of decisive expansions and acquisition to which the Company and its subsidiaries (the "Group") targeted to further broaden the product variety by seeking for tremendous opportunities for the growth of the Group. The Company will continue to apply resources and funds for the maximization of the wealth of its shareholders.

FINANCIAL RESULTS

The Group's turnover for the Year was HK$715,717,000 (2001: HK$409,633,000). This represented an increase of 74.7% as compared with the corresponding year of 2001. The net profit from ordinary activities attributable to shareholders for the Year amounted to approximately HK$134,739,000 and was increased by 42.5% to that of last year. Basic earnings per share for the Year was approximately HK33.5 cents (2001: HK30.0 cents).

The increase in turnover was mainly attributable to the increase in sales generated from the Chinese patent medicines and Anti-hypotensive drugs, and diversification of products.

DIVIDENDS

The Board recommended the payment of a final dividend of HK4.5 cents per share for the Year (2001: HK4 cents per share), payable to the shareholders of the Company whose names appear on the Register of Members of the Company on 18 December 2002.

USE OF PROCEEDS FROM ISSUE OF SHARES

On 23 August 2000, the Company has issued a total of 80,000,000 new shares at an issue price of HK$1.00 each pursuant to the New Issue and Placing (as defined in the Prospectus dated 11 August 2000). The net proceeds therefrom after deducting expenses, were amounted to approximately HK$67 million. As at 30 June 2002, a substantial part of the net proceeds had been utilized in line with the terms stipulated in the Company's Prospectus, as follows:

- HK$13 million for the establishment of the new production plant in the PRC;
- HK$17 million for the purchase and installation of related production equipment and facilities in the new production plant in the PRC;
- HK$1.5 million for research and development of new pharmaceutical formulae and improvement of the Group's existing production technology, production rate and product quality; and
- HK$13 million for expanding the distribution and sales network of the Group.

To the extent that the proceeds from listing are not applied, they are currently placed at bank as short term deposits.

BUSINESS REVIEW

Anti-viral drugs

Sales of anti-viral drugs during the Year were approximately HK$227,412,000, accounting for 31.8% of the total turnover of the Group and representing approximately 9.2% increase when compared with last year. The increase was due to the increase demand of the Jin Gang Cold which has an excellent therapeutic effect to the treatment of common cold, cough and influenza and due to the banning sales of 16 types of drugs with Phenylpropanolamine (PPA) which are principally used for the treatment of common cold, cough and influenza. On 16 November 2000, the State Pharmaceutical Supervision and Administration of China has announced to ban sales of 16 types of drugs with PPA. Some major competitors' products have been banned in the above-mentioned announcement. As a result, the Board believes the Group has grabbled a golden opportunity to expand its market share in the anti-viral drugs such as Jin Gang Cold, which is PPA-free.

Anti-hypotensive drugs

During the Year, the Group has launched one of the new products, "复方降壓膠囊", the sales of which was approximately HK$84,769,000, accounting for 11.8% of the total turnover of the Group. "复方降壓膠囊" will become one of the major products of the Group in the future.

Chinese patent medicines

Turnover of Chinese patent medicines increased from last year's HK$24,590,000 to approximately HK$113,320,000 for the current year. The sale of Chinese patent medicines achieved encouraging growth due to the effort of effective marketing strategy and market penetration through the Group's well-established relationship with its wholesalers and distributors.

Sales Network

The Group's Ta Shan (塔山) products are marketed and distributed across 29 provinces, autonomous regions and cities. With the well developed and effective marketing strategies, the Group distributes its products to the wholesalers and distributors, who have established excellent relationship with the Group, which in turn distribute the Group's products to other dealers, retailers and end users including hospitals, clinics and drug stores.

Apart from making great efforts on providing high quality products and establishing a comprehensive sales network, the distribution team also visits pharmaceutical wholesalers and distributors on a regular basis for the purpose of market research and collecting feedback on its products. The Group will continue to promote its products through various media, such as television advertisement, vehicle advertisements and banners so as to enhance the market awareness of its product under the Ta Shan (塔山) brand.

GMP Standard

The Group's new production plant will meet the requirement of the Good Manufacturing Practices ("GMP"). Construction works of the Group's new production plant in Fujian province, PRC has been completed. According to the State Pharmaceutical Supervision and Administration of the PRC, the pharmaceutical manufacturers should obtain a GMP compliance certificate within the specified deadline.

PROSPECTS

The year 2002 is the first year after the accession of China into the World Trade Organization, which marked an excellent development opportunity with both challenges and opportunities for the pharmaceutical industry in the PRC. With the steady growth of its economy, the ongoing reform of its public health system, the PRC will provide a golden opportunity for the domestic pharmaceutical producers. As the PRC Government requires all domestic pharmaceutical producers to obtain GMP certificates before June 2004, which would mean a heavy financial burden to many State-owned enterprises and small scale pharmaceutical factories. However, it will accelerate the integration of the presently scattered PRC pharmaceutical production industry and will create and provide a golden opportunity for enterprises with sound financial and operational upstanding' horizontal expansion of business. The Group will strive to capitalize on these favourable trends and to acquire and merge with pharmaceutical enterprises and to develop hi-tech Chinese medicines and biotechnology drugs, in order to enhance its competitiveness in both domestic and overseas markets.

In the past, the Group focused its efforts on the construction of a modern plant of 20,000 square metres. Meanwhile, the successful acquisition of Minqing Factory has brought the Group the right to manufacture more than 70 medical pharmaceutical products and the sales channels previously owned by Minqing Factory. The research and development project with its primary interests in genetic engineering has been set up in Shanghai, and will soon start operation. New biotechnology drugs are expected to deliver and introduce to the market shortly afterwards. This year, the Group's formal anabasis into the biotechnology drugs area was marked by the acquisition of the technological know-how and patents of two products namely, Finasteride (非那雄胺原料藥) and Finasteride Tablet (非那雄胺片劑) from Fuzhou Jiudu Medical Technology Development Company Limited (福州九都醫藥技術公司) and the acquisition of and merger with Xiamen Talent Biotech, a company engages the development and production of Cancer genes diagnosis testers. Sales of three key products, namely, Jin Gang Cold, "复方降壓膠囊" and "勝紅抗炎膠囊" were satisfactory. Therefore, the Group will continue its efforts in developing such business and will, when the opportunity arises, continue to acquire medicine production, sales and biotechnology drugs enterprises in order to further penetrate the huge pharmaceutical market in the PRC.

The Group is fully confident of its future and will put particular emphasis on the absorption of hi-tech research projects and professionals, with the aim of launching new products each and every year after 2002 and maintaining excellent development prospects for the Group. The Group will make great efforts in establishing its sales network by both reinforcing its market share in the local market and stretching its reach in overseas markets. Meanwhile, the Group will step up its efforts in enhancing its operating efficiency, making good use of the existing modern plants and advanced equipment in increasing the production volume and efficiency, reducing costs and improving returns. In addition, the Group will expand its production capacity and increase its capital investment to take advantage of the PRC's policy on developing the pharmaceutical industry in recent years. Besides, the Group will also strengthen its efforts in acquiring other pharmaceutical companies with quality assets and an impressive category of registered medical products, so as to expand its operation and enhance its cost effectiveness. It is the Group's ultimate goal to develop into one of the first-rate leading companies in the PRC in the shortest span of time.

Looking ahead, the Group is fully confident of the prospects for its operation in the PRC pharmaceutical market. It will continue to push forward with the Group's high-quality medical products in the existing sales network, and will step up its efforts in exploring new drugs via biotechnology.

APPRECIATION

I would like to take this opportunity to express my appreciation to the members of the board of the directors for their leadership and to all the staff members for their commitment. In particular, I would like to express my sincere thanks for the continuous support of the shareholders towards the Company, especially during the recent weak market. We rely on the support of our shareholders to pursue our growth and development strategy and to assure you of the Group's determination to strive its best to achieve greater success in the future and add value for our shareholders.

Cai Chong Zhen
Chairman

Hong Kong, 21 October 2002

LIQUIDITY AND FINANCIAL RESOURCES

During the Year, the Group's primary sources of funding were provided by operating activities, cash proceeds from the New Issue and Placing (as defined in the Company's prospectus dated 11 August 2000) and cash proceeds from the aforementioned placing of 20,000,000 and 60,000,000 shares of the Company and the issuance of US$12,000,000 convertible bonds to CSFB. As at 30 June 2002, the Group had cash and bank balances of a total amount of HK$465,483,000 (2001: HK$117,559,000). At 30 June 2002, the Group had total assets of HK$835,618,000 (2001: HK$346,613,000), current liabilities of HK$134,729,000 (2001: HK$56,185,000) and shareholders' equity of HK$695,857,000 (2001: HK$289,229,000). The Group has consistently maintained a strong working capital during the Year, with net current assets of HK$556,101,000 at 30 June 2002 (2001: HK$166,870,000) and with a current ratio of 5.1 times at 30 June 2002 (2001: 4.0 times).

As at 30 June 2002, the Group had no outstanding borrowings (2001: Nil).

On 8 May 2002, the Company placed 60,000,000 shares at a price of HK$2.45 per share. The net proceeds of the placing of 60,000,000 shares of the Company after deducting expenses, amounted to approximately HK$141,000,000 and at present such amount is used (i) as to HK$30,000,000 to finance the acquisition of Boomtown Ventures Limited ("BVL"). BVL wholly owned 廈門泰倫生物工程有限公司 (Xiamen Talent Biotech Co. Ltd., "Xiamen Talent Biotech"). The Company and the existing shareholders of BVL had entered into a formal sales and purchase agreement whereby the Company agreed to acquire the entire issued share capital in BVL at a consideration of HK$30,000,000 on 15 July 2002, (ii) as to approximately HK$20,000,000 to finance the related re-engineering works of Xiamen Talent Biotech, (iii) as to approximately HK$20,000,000 to finance the research and development projects of Xiamen Talent Biotech, (iv) as to approximately HK$10,000,000 as marketing expenses of the Group and (v) as to the balance as the general working capital of the Group.

During the Year, Credit Suisse First Boston (Hong Kong) Limited ("CSFB") subscribed for Bonds with an aggregate principal amount of US$12,000,000 and proceeds of approximately HK$93,600,000, before issued expenses, were received by the Company. As disclosed in the Company's announcements dated 14 August 2001, 14 December 2001 and 10 January 2002, the proceeds will be used for capital expenditure in relation to the expansion of production and manufacturing facilities, research and development, expansion of sales and distribution network, acquisition and merging new projects and general working capital purposes.

The Board believes that the Group had sufficient liquidity to satisfy its commitments and working capital requirements.

As the operations of the Group are mainly denominated in Renminbi, and Hong Kong Dollars. In view of the stable exchange rate between the two currencies, the Group considers that its foreign exchange risk is minimal.

CONTINGENT LIABILITIES

As at 30 June 2002, the Group did not have contingent liabilities (2001: Nil).

CAPITAL COMMITMENT

As at 30 June 2002, the Group did not have any capital commitment (2001: HK$12,339,000).

BUSINESS SEGMENTS

Anti-viral drugs

Sales of anti-viral drugs during the Year were approximately HK$227,412,000, accounting for 31.8% of the total turnover of the Group and representing approximately 9.2% increase when compared with last year. The increase was due to the increase demand of the Jin Gang Cold which has an excellent therapeutic effect to the treatment of common cold, cough and influenza and due to the banning sales of 16 types of drugs with Phenylpropanolamine (PPA) which are principally used for the treatment of common cold, cough and influenza. As a result, the Board believes the Group has grabbled a golden opportunity to expand its market share in the anti-viral drugs such as Jin Gang Cold, which is PPA-free.

Anti-hypotensive drugs

During the Year, the Group has launched one of the new products "复方降壓膠囊", the sales of which was approximately HK$84,769,000, accounting for 11.8% of the total turnover of the Group. The Group believes that "复方降壓膠囊" will become one of the major products of the Group in the future.

Chinese patent medicines

Turnover of Chinese patent medicines increased from last year's HK$24,590,000 to approximately HK$113,320,000 for the current year. The sale of Chinese patent medicines achieved encouraging growth due to the effort of effective marketing strategy and market penetration through the Group's well-established relationship with its wholesalers and distributors.

Antibiotics

Sales of antibiotics showed approximately 10.5% increase when compared with the last year. The slight increase was due to the tense competition from other competitors. But the Group will put effort in re-engineering the production process to raise cost efficiency and enhance the competitiveness of the products.

Analgesics

The sales of analgesics increased from approximately HK$29,009,000 in last year to HK$40,741,000 for the Year, representing approximately 40.4% increase. This was attributable to the recognition of the Group's Ta Shan brand products.

Chinese tonic liquor

During the Year, the sales of Chinese tonic liquor increased from approximately HK$26,174,000 to HK$29,591,000, representing approximately 13.1% increase when compared with last year. This was attributable to the recognition of the Group's Ta Shan brand products.

Due to the increase in turnover and the results of economies of scale, the overall gross profit margin had improved. The overall gross profit margin was 38.0%, representing an increase of 0.1% as compared with last year.

Administrative expenses amounted to HK$28,438,000 (2001: HK$15,656,000) which was comparable to last year's level at 4.0% of turnover. Selling and distribution expenses had increased from last year's HK$32,456,000 to the current year's HK$71,150,000, due to the hiring of additional salesmen and related expenses, which accounted for 9.9% of the Group's turnover.

Finance cost amounted to HK$520,000 was incurred during the Year (2001: HK$236,000).

FUTURE PROSPECTS

Over the Counter ("the OTC") drugs market sales

Since urban medical and hygiene system reform in the PRC started in 1999, employees' medical expenditure of state bureaus, tate-owned enterprises, have been no longer fully covered by the PRC government. The Group believes that when patient catch a common cold or cough, they will prefer to purchase OTC medicine instead of visiting a doctor to avoid paying expensive medical bills. As a result, the medical OTC market in the PRC will have a strong growth. Since most of the Group's products are OTC drugs, the Board believes that the turnover of the Group will also grow gradually.

Product variety

The Group will continue to put great emphasis on research and development to improve the quality of the existing products.

It is the Group's plan to accelerate the development of its new products, and will continue to further broaden the product variety by seeking for horizontal expansions by way of acquisition of other pharmaceutical companies in the PRC.

Xiamen Talent Biotech originated from the Cancer Research Centre of Xiamen University. It turned to develop its research results for market release since 1994. The two technical platforms for Cancer analysing and alarm developed by it, namely, Enzyme Linked Immunosorbent Assay (ELISA) and Polymerase Chain Reaction (PCR) would be the major product projects of the Group. The Directors continue to have optimistic view of its prospects for the coming years.

CHARGES ON THE GROUP'S ASSETS

At 30 June 2002, none of the Group's assets was pledged as security for liability.

EMPLOYEES AND REMUNERATION POLICY

At 30 June 2002, the Group had 1,200 employees in Hong Kong and the PRC.

The remuneration policy and package of the Group's employees are reviewed and approved by the Board on a periodical basis. Besides provident funds and double pay, discretionary bonuses and share options may be rewarded to employees based on individual performance as recognition of and reward for their contribution.

Under the Company's existing share option scheme, options to subscribe for shares of the Company can be granted to full-time employees (including executive directors) of the Company and its subsidiaries. For the period up to the date of this report, 65,710,000 share options have been granted, of which 52,000,000 share options remained unexercised as at the date of this report.

DIRECTORS

Executive Directors

Mr. Cai Chong Zhen, aged 45, is an executive director and the Chairman of the Company. Mr. Cai is jointly responsible with Mr. Chen for the strategic planning, corporate policy, overall management and marketing aspects of the Group. Mr. Cai worked in the Fujian government institution and was responsible for supervising and monitoring the management of all industry enterprises located in Fujian Province, the PRC from 1984 to 1991. He was also the chief editor of a magazine on the subject of enterprise management during the same period. Mr. Cai graduated from 福州大學 (Fuzhou University) with a bachelor's degree in Enterprise Management. He has more than 16 years of experience in enterprise management.

Mr. Chen Ching Ken, aged 82, a relative of Mr. Cai Cong Yi and Mr. Cai Chong Zhen, is the founder of the Group and an executive director and the vice-chairman of the Company. Mr. Chen is responsible for the overall corporate policy and development strategy as well as overseeing the Group's operation and management. Mr. Chen has more than 50 years of experience in enterprise management and finance management.

Mr. Cai Cong Yi, aged 50, a brother of Mr. Cai Chong Zhen is an executive director of the Company. Mr. Cai joined the Group in 1996 and is responsible for controlling the quality of the Group's products. He is also responsible for the daily operation of the Group's business and ensuring compliance with applicable regulations on product qualities. Mr. Cai holds a bachelor's degree in Medicine from 福建醫科大學 (Fujian Medicine University) and has been engaged in medical research for more than 12 years.

Mr. Wong Sui Kwong, aged 54, is an executive director of the Company and is responsible for the Group's general administration. Mr. Wong has more than 17 years of experience in the manufacture and sale of pharmaceutical products in the PRC.

Independent non-executive Directors

Ms. Hu Ling Po, aged 47, is a consultant of 福建福州民眾律師事務所 (Fujian Min Zhong Law Firm). Ms. Hu has more than eight years of professional experience in PRC law.

Mr. Yu Er Feng, aged 37, is the finance manager of 中福實業股份有限公司 (Fujian CFC Industries Co., Ltd.), a listed company in the PRC. Mr. Yu holds a bachelor's degree in Economics from 廈門大學 (the University of Xiamen).

SENIOR MANAGEMENT

Mr. Lin Li Yi, aged 53, is the deputy manager of the Group and is responsible for the sales and marketing of the Group's products. Before joining the Group in 1996, Mr. Lin concentrated on research on economic management. Mr. Lin has published various articles in local and overseas magazines and is the author of six books, including, (市場學原則與案例) (Principles and Cases on Marketing), (中國鄉鎮經濟管理學) (Management of the Economics in the Countryside and Towns of the PRC) and (走向市場 一 企業營銷策略) (Into the Market — Enterprise Marketing Strategies). He was awarded 福建省社會 科學優秀成果三等獎 (the second runner-up in social science in Fujian Province). During 1992 and 1995, Mr. Lin was selected to join a study trip to Australia and Switzerland.

Mr. Cheng Jin Li, aged 39, is the Group's chief engineer and joined the Group in 1996. Mr. Cheng is responsible for the manufacture and research and development of the Group's products. Mr. Cheng holds a bachelor's degree in Medicine from 福建醫科大學 (Fujian Medicine University).

Mr. Wang Fu Tai, aged 54, is the research and development manager of the Group and joined the Group in 1996. Mr. Wang is responsible for the research and development of the Group's products. Mr. Wang holds a bachelor's degree in Medicine from 福建醫科大學 (Fujian Medicine University). Before joining the Group, Mr. Wang had been engaged in academic and research works in his alma mater for more than 15 years.

Mr. Chen Jin Ping, aged 45, is the administration manager of the Group and joined the Group in 1996. Mr. Chen is responsible for the administration and public relations of the Group. Mr. Chen graduated from 福州大學 (Fuzhou University) majoring in Enterprise Management.

Mr. Zeng Guang Lan, aged 40, is the financial manager of the Group and joined the Group in July 2000. Mr. Zeng is responsible for the Group's financial and accounting matters. Mr. Zeng holds a title of accountant in the PRC which is recognized by the Ministry of Finance. Before joining the Group, Mr. Zeng was the financial manager of a foreign joint venture food manufacturing enterprises in the PRC. Mr. Zeng has more than 20 years of experience in finance and accounting.

Mr. Wu Ming Hua, aged 66, is the human resources manager of the Group and joined the Group in 1996. Mr. Wu is responsible for the Group's recruitment and management support. Mr. Wu graduated from 福建省人事幹部學校 (Fujian Ren Shi Gan Bo Xue Jiao). He has more than 30 years of experience in personnel management.

Madam Li Yue Hua, aged 48, is the quality control manager of the Group and joined the Group in 1996. Madam Li graduated from the School of Chinese Medicine of 福建中醫學院 (Fujian Chinese Medicine College). She has more than 10 years of experience in production technology and quality control of pharmaceuticals.

The directors herein present their report and the audited financial statements of the Company and the Group for the year ended 30 June 2002.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. Details of the principal activities of the subsidiaries are set out in note 16 to the financial statements. There were no changes in the nature of the subsidiaries' principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 30 June 2002 and the state of affairs of the Company and the Group at that date are set out in the accompanying financial statements on pages 25 to 69.

The directors recommend the payment of a final dividend of HK4.5 cents per ordinary share in respect of the year to the shareholders on the register of members on 18 December 2002. This recommendation has been incorporated in the financial statements.

SUMMARY FINANCIAL INFORMATION

The following is a summary of the published consolidated/combined results of the Group for the last five years and assets and liabilities of the Group for the last four years.

Results
Year ended 30 June

	2002	2001	2000	1999	1998
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	**715,717**	409,633	353,116	204,027	107,315
Profit before tax	**174,957**	108,729	92,969	51,433	22,408
Tax	**(36,395)**	(14,321)	(11,308)	(4,000)	—
Profit before minority interests	**138,562**	94,408	81,661	47,433	22,408
Minority interests	**(3,823)**	133	—	—	—
Net profit from ordinary activities attributable to shareholders	**134,739**	94,541	81,661	47,433	22,408

Assets and liabilities
As at 30 June

	2002	2001	2000	1999
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	**144,788**	123,558	25,229	11,424
Current assets	**690,830**	223,055	123,682	118,120
Total assets	**835,618**	346,613	148,911	129,544
Current liabilities	**(134,729)**	(56,185)	(50,990)	(74,561)
Minority interests	**(5,032)**	(1,199)	—	—
Net assets	**695,857**	289,229	97,921	54,983

Notes:

1. The assets and liabilities of the Group for the year ended 30 June 2001 have been restated to reflect the changes in accounting policy of the Group on the treatment of dividends proposed after the balance sheet date following the adoption of SSAP 9 (revised) as set out in note 2.

2. The summary of the combined results for each of the two years ended 30 June 1999 has been extracted from the Company's prospectus dated 11 August 2000. The results of the Group for each of the two years ended 30 June 2002 are those set out on page 25 of the financial statements. The summary of the combined results of the Group for the three years ended 30 June 2000 includes the results of the Company and its subsidiaries as if the current structure of the Group had been in existence throughout these financial years and is presented on the basis set out in note 2 to the financial statements.

3. As at the date of this report, the only published consolidated/combined balance sheets of the Group that have been prepared to date are as at 30 June 1999, 2000, 2001 and 2002. The combined balance sheets of the Group as at 30 June 1999 and 2000 are extracted from the published pro forma financial statements of the Group for the year ended 30 June 2000 and were prepared on the basis as if the Group had been in existence as at 30 June 1999 and 2000.

FIXED ASSETS

Details of the movements in the fixed assets of the Group are set out in note 12 to the financial statements.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in note 16 to the financial statements.

JOINTLY-CONTROLLED ENTITY

Particulars of the Company's interest in a jointly-controlled entity are set out in note 15 to the financial statements.

SHARE CAPITAL, SHARE OPTIONS AND WARRANTS

Details of the movements in the Company's share capital, share options and warrants during the year together with the reasons therefor, are set out in note 22 to the financial statements.

REDEEMABLE CONVERTIBLE BONDS

Details of the Company's redeemable convertible bonds are set out in note 21 to the financial statements.

RESERVES

Details of the movements in the reserves of the Company and the Group during the year are set out in note 23 to the financial statements.

DISTRIBUTABLE RESERVES

As at 30 June 2002, the Company had distributable reserves of approximately HK$454,011,000. Under the Company's memorandum and articles of association and the Companies Law (2001 Revision) of the Cayman Islands, the capital reserve and share premium of the Company of HK$104,915,000 and HK$323,588,000, respectively, at 30 June 2002 are distributable to the shareholders of the Company provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

MAJOR CUSTOMERS AND SUPPLIERS

Approximately 12% of the Group's total turnover for the year was attributable to the Group's five largest customers. Turnover from the Group's largest customer accounted for approximately 4% of the Group's turnover for the year.

In addition, approximately 76% of the Group's total purchases for the year was attributable to the Group's five largest suppliers. Purchases from the Group's largest supplier accounted for approximately 23% of the Group's purchases for the year.

As far as the directors are aware, other than Mr. Chen Ching Ken, an executive director of the Company, who is the sole shareholder of 福州德勝印刷有限公司, one of the Group's top five suppliers for the year ended 30 June 2002, none of the directors, their associates, and those shareholders who to the knowledge of the directors owned more than 5% of the Company's issued share capital had any beneficial interest in the Group's five largest customers and/or suppliers mentioned in the preceding paragraphs.

Details of the transactions with 福州德勝印刷有限公司 are set out in note 25 to the financial statements.

DIRECTORS

The directors of the Company during the year were as follows:

Executive directors:

Mr. Cai Chong Zhen
Mr. Cai Cong Yi
Mr. Chen Ching Ken
Mr. Wong Sui Kwong
Mr. Chen Wei *(Appointed on 1 June 2002)*
Mr. Luk Wai Hong *(Resigned on 1 June 2002)*

Independent non-executive directors:

Ms. Hu Ling Po
Mr. Yu Er Feng

In accordance with articles 86 and 87 of the Company's articles of association, Mr. Chen Ching Ken and Mr. Chen Wei will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The directors of the Company, including the independent non-executive directors, but excluding the chairman Mr. Cai Chong Zhen, are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Company's articles of association.

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 12 to 13 of the annual report.

DIRECTORS' SERVICE CONTRACTS

Each of the executive directors has entered into a service contract with the Company for a term of three years (except for Mr. Luk has resigned and Mr. Wong Sui Kwong where their respective service contracts have a term of two years) commencing on 1 August 2000, and which may be terminated by either party thereto by giving to the other six months' prior notice in writing and which notice period shall not expire at any time during the first year.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed in note 25 to the financial statements, no director had a significant beneficial interest, either direct or indirect, in any contract of significance to which the Company or any of its subsidiaries was a party during the year.

DIRECTORS' AND FIVE HIGHEST PAID INDIVIDUALS' REMUNERATION

Details of the remuneration of the directors of the Company and of the five highest paid individuals of the Group during the year ended 30 June 2002 are set out in note 6 to the financial statements.

RETIREMENT SCHEME

Details of the retirement scheme and the related contributions of the Group for the year are set out in notes 2 and 5 to the financial statements, respectively.

DIRECTORS' INTERESTS IN SHARE CAPITAL AND WARRANTS

As at 30 June 2002, the interests of the directors and their associates in the securities of the Company and its associated corporations as recorded in the register (the "Register") that was maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") or notified to the Company, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as set out below:

Name	**Type of interest**	**Number of shares of the Company *interested***	**Number of warrants of the Company *interested***
Mr. Cai Chong Zhen	Other *(Note)*	255,800,000	49,960,000
Mr. Chen Ching Ken	Other *(Note)*	255,800,000	49,960,000

Note: These shares and warrants are held by Great Wall Investment Group Limited as the trustee of The Great Wall Unit Trust, a unit trust of which all of the units in issue are owned by Ansbacher (BVI) Limited in its capacity as the trustee of The C&C Trust, a discretionary family trust of which the objects include Mr. Cai Chong Zhen and his spouse and the family members of Mr. Chen Ching Ken.

In addition, Mr. Cai Cong Yi is holding a share in a subsidiary of the Company, in a non-beneficial capacity which is solely for the purpose of complying with minimum company membership requirements.

Save as disclosed above, none of the directors, chief executives or their associates, had any personal, family, corporate or other beneficial interests in the issued share capital of the Company or any of its associated corporations which was recorded in the Register, as defined in the SDI Ordinance.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

Apart from as disclosed under the heading "Share options" below at no time during the year were rights to acquire benefits by means of the acquisition of securities of the Company granted to any director or their respective spouse or children under 18 years of age, or were any such rights exercised by them, or was the Company or any of its subsidiaries a party to any arrangement to enable the Company's directors, their respective spouse, or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SHARE OPTIONS

Pursuant to a share option scheme adopted by the Company on 26 July 2000 (the "Original Share Option Scheme"), the board of directors may on or before 25 July 2010, at its discretion invite any full-time employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for ordinary shares of HK$0.10 each in the Company (the "Shares"). The subscription price will not be less than the higher of (i) 80% of the average of the official closing prices of the Shares on the Stock Exchange for the five trading days immediately preceding the date of the grant of the option and (ii) the nominal value of the Shares.

The maximum number of Shares in respect of which options may be granted under the Original Share Option Scheme may not exceed, in nominal amount, 10% of the issued share capital of the Company from time to time excluding the aggregate number of Shares which have been dully allotted and issued pursuant to the Original Share Option Scheme. The maximum number of Shares in respect of which options may be granted to any one employee or director may not exceed 25% of the aggregate number of Shares in respect of which options are issued and issuable under the Original Share Option Scheme.

The offer of a grant of share options may be accepted within 30 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options commences from the date of acceptance of the offer of the share options and ends on a date which is not later than 10 years from the date of the offer of the share options.

Details of the movements in the number of outstanding share options of the Original Share Option Scheme of the Company during the year are summarised as follows:

Name of category of participant	Date of grant	Exercise period	Exercise price per share	Balance at 1/7/2001	Granted during the year	Exercised during the year	Balance at 30/6/2002	*Price of Company's shares At grant date of options	*Price of Company's shares At exercise date of options
			HK$					*HK$*	*HK$*
Directors									
Mr Cai Cong Yi	19/1/2001	19/1/2001 to 18/1/2011	0.652	1,000,000	-	-	1,000,000	0.825	N/A
	27/3/2001	27/3/2001 to 26/3/2011	0.7696	7,500,000	-	-	7,500,000	0.990	N/A
Mr Cai Chong Zhen	19/1/2001	19/1/2001 to 18/1/2011	0.652	3,000,000	-	-	3,000,000	0.825	N/A
	27/3/2001	27/3/2001 to 26/3/2011	0.7696	5,500,000	-	-	5,500,000	0.990	N/A
Mr Wong Sui Kwong	27/3/2001	27/3/2001 to 26/3/2011	0.7696	8,000,000	-	-	8,000,000	0.990	N/A
				25,000,000	-	-	25,000,000		

SHARE OPTIONS *(Continued)*

On 23 August 2001, the Stock Exchange has announced amendments to Chapter 17 of the Listing Rules in respect of share option schemes, which has come into effect on 1 September 2001. In compliance with the amendments to the Listing Rules and the announcement of the Stock Exchange, the directors consider that it is in the interest of the Company to terminate the Original Share Option Scheme and to adopt a new share option scheme (the "New Share Option Scheme"). An ordinary resolution was passed at the Company's annual general meeting held on 29 November 2001 for the approval of the New Share Option Scheme and termination of the Original Share Option Scheme.

The purpose of the New Share Option Scheme is to provide incentives or rewards to participants thereunder for their contribution to the Group and/or to enable the Group to recruit and retain high calibre employees and attract human resources that are valuable to the Group and any invested entity in which the Group holds any equity interest.

Pursuant to the New Share Option Scheme, the board of directors may, at its discretion invite any eligible employees (including executive directors), any non-executive directors, shareholders, suppliers and customers of the Group and any other parties having contributed or may contribute to the development of the Group to take up options to subscribe for Shares. The subscription price shall be a price determined by the directors, but shall not be less than the highest of (i) the closing price of the Shares on the date of the offer; (ii) the average closing price of the Shares for the five trading days immediately preceding the date of the offer; and (iii) the nominal value of a Share.

The maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme must not exceed 30% of the total issued share capital of the Company from time to time. The total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme shall not in aggregate exceed 10% of the total number of Shares in issue as at 29 April 2002. At 30 June 2002, the number of shares issuable under share options granted under the New Share Option Scheme was 43,409,000, which represented approximately 8.5% of the Company's shares in issue as that date. The Company may seek approval of the Company's shareholders in general meeting for refreshing the 10% limit under the New Share Option Scheme save that the total number of Shares which may be issued upon exercise of all options to be granted under the New Share Option Scheme under the limit as "refreshed" shall not exceed 10% of the total number of Shares in issue as at the date of approval of the limit.

The total number of Shares issued and to be issued upon exercise of the options granted to each participant (including both exercised and outstanding options) in any 12-month period shall not exceed 1% of the total number of Shares in issue. Where any further grant of options to a participant would result in the total number of Shares issued and to be issued upon exercise of all the options granted and to be granted to such person (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such further grant representing in aggregate over 1% of the total number of Shares in issue, such further grant must be separately approved by the shareholders of the Company in general meeting with such participant and his associates abstaining from voting.

The offer of a grant of share option may be accepted within 28 days from the date of the offer, upon payment of a nonimal consideration of HK$1 in total by the grantee. The exercise period of the share options commences from the date of acceptance of the offer of the share options and ends on a date which is not later than 10 years from the date of the offer of the share options.

SHARE OPTIONS *(Continued)*

All options granted under the Original Share Option Scheme and outstanding prior to the termination of the Original Share Option Scheme shall continue to be valid and exercisable in accordance therewith.

Details of the movements in the number of outstanding share options of the New Share Option Scheme of the Company during the year are summarised as follows:

Name of category of participant	Date of grant	Exercise period	Exercise price per share HK$	Balance at 1/7/2001	Granted during the year	Exercised during the year	Balance at 30/6/2002	*Price of Company's shares At grant date of options HK$	*Price of Company's shares At exercise date of options HK$
Employees	21/1/2002	9/1/2002 to 8/1/2012	2.185	-	28,000,000	(1,000,000)	27,000,000	2.425	2.375
	26/4/2002	24/4/2002 to 23/4/2012	2.300	-	2,000,000	(2,000,000)	-	2.375	2.579
Entities providing consultancy services	26/4/2002	24/4/2002 to 23/4/2012	2.300	-	4,330,000	(4,330,000)	-	2.375	2.771
	2/5/2002	24/4/2002 to 23/4/2012	2.300	-	2,380,000	(2,380,000)	-	2.800	2.647
				-	36,710,000	(9,710,000)	27,000,000		

* The price of the Company's shares disclosed at the date of the grant of the share options is the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options. The price of the Company's shares disclosed at the date of the exercise of the share options is the weighted average of the Stock Exchange closing prices over all of the exercises of options within the disclosure category.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

During the year and up to date of this report, no directors are considered to have an interest in a business which competes or is likely to compete, either directly or indirectly, with the businesses of the Group, pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), other than those businesses of which the directors of the Company were appointed as directors to represent the interest of the Company and/or the Group.

SUBSTANTIAL SHAREHOLDERS

As at the date of this report, the shareholders who were interested in 10% or more of the issued share capital of the Company according to the Register required to be kept by the Company pursuant to Section 16(1) of the SDI Ordinance were as follows:

Name	**Number of shares**	**Percentage of holding**
Great Wall Investment Group Limited	255,800,000 *(Note)*	50.26%
Ansbacher (BVI) Limited	255,800,000 *(Note)*	50.26%

Note: These shares are held by Great Wall Investment Group Limited as the trustee of The Great Wall Unit Trust, a unit trust of which all of the units in issue are owned by Ansbacher (BVI) Limited in its capacity as the trustee of The C&C Trust, a discretionary family trust of which the objects include Mr. Cai Chong Zhen and his spouse and the family members of Mr. Chen Ching Ken. The interests of Great Wall Investment Group Limited and Ansbacher (BVI) Limited in the 255,800,000 shares in the Company, therefore, duplicate each other.

These interests have also been disclosed as "other interest" of Mr. Cai Chong Zhen and Mr. Chen Ching Ken in the section headed "Directors' interests in share capital and warrants".

Save as disclosed above, no other party was recorded in the Register as having an interest of 10% or more in the issued share capital of the Company.

CONNECTED TRANSACTIONS

Details of the connected transactions that are required to be disclosed for the year are set out in note 25 to the financial statements. Save as disclosed therein, there were no other transactions which would need to be disclosed as connected transactions in accordance with the requirements of the Listing Rules.

The independent non-executive directors are of the opinion that the terms of the above transactions are fair and reasonable so far as the shareholders of the Company are concerned; and that the transactions have been entered into by the Group in its ordinary and usual course of business and were carried out in accordance with the terms of the agreements governing such transactions.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 27 to the financial statements.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's articles of association or the laws of the Cayman Islands which would oblige the Company to offer new shares on a pro rata basis to its existing shareholders.

AUDIT COMMITTEE

To comply with the Code of Best Practice as set out in Appendix 14 of the Listing Rules, the Company set up an Audit Committee (the "Committee") on 26 July 2000 with written terms of reference. The Committee comprises two independent non-executive directors of the Company, namely Ms. Hu Ling Po and Mr. Yu Er Feng.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by this annual report except that the independent non-executive directors are not appointed for any specific term of office but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the articles of association of the Company.

AUDITORS

Charles Chan, Ip & Fung CPA Limited will retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Cai Chong Zhen
Chairman

Hong Kong

21 October 2002

CCIF

Charles Chan, Ip & Fung CPA Ltd.
37th Floor, Hennessy Centre
500 Hennessy Road
Causeway Bay, Hong Kong

TO THE SHAREHOLDERS OF
FAR EAST PHARMACEUTICAL TECHNOLOGY COMPANY LIMITED
(INCORPORATED IN THE CAYMAN ISLANDS WITH LIMITED LIABILITY)

We have audited the financial statements on pages 25 to 69 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2002 and of its profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Charles Chan, Ip & Fung CPA Ltd.
Certified Public Accountants
Hong Kong
21 October 2002

Chan Wai Dune, Charles
Practising Certificate Number P00712

Year ended 30 June 2002

	Notes	2002 HK$'000	2001 HK$'000
TURNOVER	3	**715,717**	409,633
COST OF SALES		**(443,807)**	(254,113)
GROSS PROFIT		**271,910**	155,520
OTHER REVENUE	3	**3,286**	2,459
OTHER EXPENSES			
Selling and distribution costs		**(71,150)**	(32,456)
Administrative expenses		**(28,438)**	(15,656)
Other operating expenses		**-**	(902)
		(99,588)	(49,014)
PROFIT FROM OPERATING ACTIVITIES	5	**175,608**	108,965
FINANCE COSTS	7	**(520)**	(236)
SHARE OF RESULT OF A JOINTLY-CONTROLLED ENTITY		**(131)**	-
PROFIT BEFORE TAXATION AND MINORITY INTERESTS		**174,957**	108,729
TAXATION	8	**(36,395)**	(14,321)
PROFIT BEFORE MINORITY INTERESTS		**138,562**	94,408
MINORITY INTERESTS		**(3,823)**	133
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	9, 23	**134,739**	94,541
FINAL DIVIDEND PROPOSED	10	**22,902**	14,297
EARNINGS PER SHARE	11		
– Basic		**HK33.5 cents**	HK30.0 cents
– Diluted		**HK31.4 cents**	HK29.7 cents

The notes on pages 31 to 69 form an integral part of these financial statements.

Year ended 30 June 2002

	Notes	**2002** **HK$'000**	2001 HK$'000
EXCHANGE DIFFERENCES ARISING FROM TRANSLATION OF FINANCIAL STATEMENTS OF OVERSEAS OPERATIONS	23	**1,583**	-
SURPLUS ON REVALUATION OF FIXED ASSETS	23	**-**	6,989
NET GAINS NOT RECOGNISED IN THE INCOME STATEMENT		**1,583**	6,989
NET PROFIT FOR THE YEAR ATTRIBUTABLE TO SHAREHOLDERS		**134,739**	94,541
TOTAL RECOGNISED GAINS AND LOSSES		**136,322**	101,530

The notes on pages 31 to 69 form an integral part of these financial statements.

30 June 2002

	Notes	2002 HK$'000	2001 HK$'000
ASSETS			
Non-current assets			
Fixed assets	12	**105,846**	103,099
Goodwill	13	**1,701**	2,164
Intangible assets	14	**37,241**	18,164
Interest in a jointly-controlled entity	15	**-**	131
		144,788	123,558
Current assets			
Inventories	17	**46,703**	10,910
Accounts receivable	18	**177,834**	79,597
Prepayments, deposits and other receivables		**810**	14,989
Cash and bank balances	19	**465,483**	117,559
		690,830	223,055
LIABILITIES			
Current liabilities			
Accounts payable	20	**65,956**	19,486
Accrued liabilities, deposits received and other payables		**43,590**	27,002
Due to related companies		**9,740**	5,567
Due to directors		**546**	-
Tax payable		**14,897**	4,130
		134,729	56,185
Net current assets		**556,101**	166,870
Total assets less current liabilities		**700,889**	290,428
Minority interests	24(b)	**5,032**	1,199
NET ASSETS		**695,857**	289,229
CAPITAL AND RESERVES			
Issued capital	22	**50,893**	34,400
Reserves	23	**622,062**	240,532
Proposed dividend	10, 23	**22,902**	14,297
		695,857	289,229

Approved by the board of directors on 21 October 2002.

On behalf of the board

Cai Chong Zhen
Director

Cai Cong Yi
Director

The notes on pages 31 to 69 form an integral part of these financial statements.

Consolidated Cash Flow Statement

Year ended 30 June 2002

	Notes	2002 HK$'000	2001 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	24(a)	**122,598**	118,532
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		**2,767**	2,459
Interest paid		**(105)**	(236)
Dividends paid		**(14,297)**	(15,000)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		**(11,635)**	(12,777)
TAXATION			
Overseas taxation paid		**(25,662)**	(17,109)
INVESTING ACTIVITIES			
Purchase of fixed assets		**(16,719)**	(66,694)
Capital contribution to a jointly-controlled entity		**-**	(131)
Loan advance to a jointly-controlled entity		**(534)**	-
Acquisition of a subsidiary	24(c)	**-**	(9,687)
Addition of intangible asset		**(5,673)**	-
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(22,926)**	(76,512)
NET CASH INFLOW BEFORE FINANCING ACTIVITIES		**62,375**	12,134

Year ended 30 June 2002

	Notes	2002 HK$'000	2001 HK$'000
NET CASH INFLOW BEFORE FINANCING ACTIVITIES		**62,375**	12,134
FINANCING	24(b)		
Repayment of bank loans		**-**	(17,514)
Proceeds from conversion of redeemable convertible bonds		**93,546**	-
Proceeds from issue of shares for cash consideration		**204,215**	103,730
Share issue expenses		**(2,364)**	(13,952)
Expenses for redeemable convertible bonds		**(10,794)**	-
NET CASH INFLOW FROM FINANCING ACTIVITIES		**284,603**	72,264
INCREASE IN CASH AND CASH EQUIVALENTS		**346,978**	84,398
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**117,559**	33,161
EFFECT ON FOREIGN EXCHANGE RATE CHANGES		**946**	-
CASH AND CASH EQUIVALENTS AT END OF YEAR		**465,483**	117,559
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		**465,483**	117,559

The notes on pages 31 to 69 form an integral part of these financial statements.

Balance Sheet

30 June 2002

	Notes	2002 HK$'000	2001 HK$'000
ASSETS			
Non-current assets			
Fixed assets	12	-	203
Interests in subsidiaries	16	**392,608**	188,178
		392,608	188,381
Current assets			
Prepayments, deposits and other receivables		**1**	1
Dividends receivable		**30,155**	21,021
Cash and bank balances		**83,910**	3,596
		114,066	24,618
LIABILITIES			
Current liabilities			
Due to directors		**546**	-
Accrued liabilities and other payables		**1,224**	1,638
		1,770	1,638
Net current assets		**112,296**	22,980
NET ASSETS		**504,904**	211,361
CAPITAL AND RESERVES			
Issued capital	22	**50,893**	34,400
Reserves	23	**431,109**	162,664
Proposed dividend	10, 23	**22,902**	14,297
		504,904	211,361

Approved by the board of directors on 21 October 2002.

On behalf of the board

Cai Chong Zhen
Director

Cai Cong Yi
Director

The notes on pages 31 to 69 form an integral part of these financial statements.

1. CORPORATE INFORMATION

The principal activity of the Company is investment holding. The principal activities of the Company's subsidiaries are set out in note 16 to the financial statements. There were no changes in the nature of the subsidiaries' principal activities during the year.

The Company is a subsidiary of Great Wall Investment Group Limited ("Great Wall Investment"), a company incorporated in the British Virgin Islands, which is considered by the directors to be the Company's ultimate holding company as at the balance sheet date.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) BASIS OF PREPARATION

The financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with Statements of Standard Accounting Practice ("SSAP") issued by the Hong Kong Society of Accountants ("HKSA") and the disclosure requirements of Hong Kong Companies Ordinance and the Rules governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The financial statements are prepared under the historical cost convention as modified by the revaluation of certain properties.

b) NEW ADOPTION OF THE STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group adopted, for the first time, the following SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 July 2001:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 26	:	Segment reporting
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

b) NEW ADOPTION OF THE STATEMENTS OF STANDARD ACCOUNTING PRACTICE *(Continued)*

The effects on the adoption of the above accounting standards are summarised as follows:

i) The adoption of SSAP 9 (revised) "Events after the balance sheet date" results in a change in accounting policy whereby dividends proposed after the balance sheet date are no longer recognised as a liability at the balance sheet date, while the dividend income proposed or declared by the subsidiaries after the balance sheet date are no longer recognised as income by the parent companies. Proposed dividends are now separately disclosed on the face of the balance sheet within capital and reserves section. This change in accounting policy has been applied retrospectively and comparative figures have been restated.

ii) The adoption of SSAP 26 "Segment reporting" requires comprehensive disclosure of financial information by segments (both business and geographical segments) of the Group. This change in accounting policy has been applied retrospectively and the relevant disclosure has been summarised in Note 4.

iii) The adoption of SSAP 28 "Provisions, contingent liabilities and contingent assets" has no material impact on the reported financial position or results of the Group except that additional disclosures in relation to the nature, timing and movement of the provisions of the Group as at 30 June 2002 have been made.

iv) The adoption of SSAP 29 "Intangible Assets" results in no change to the previously adopted accounting policy and no material impact on the reported financial position or results of the Group.

v) The adoption of SSAP 30 "Business combinations" results in no change to the previously adopted accounting policy where goodwill arising from business combination is amortised to the income statement over its estimated economic life. Goodwill is recognised as non-current asset in the balance sheet and is carried at cost less accumulated amortisation and accumulated impairment losses. The Group will review, at each balance sheet date, the carrying value of goodwill in accordance with SSAP 31 "Impairment of assets" and recognise or reverse an impairment loss, if any.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

b) NEW ADOPTION OF THE STATEMENTS OF STANDARD ACCOUNTING PRACTICE *(Continued)*

In addition to the adoption of the above standards, the Group has adopted the consequential changes made to SSAP 10 "Accounting for investments in associates", SSAP 14 (revised) "Leases", SSAP 17 "Property, plant and equipment", SSAP 18 "Revenue" and SSAP 21 "Accounting for interests in joint ventures". Other than those disclosed in the respective notes to the financial statements, the Group considers that the consequential changes made to the above SSAPs do not have a material impact on the financial statements of the Group.

Unless otherwise stated, the 2001 comparative figures presented herein have incorporated the effect of the adjustments, where applicable, resulting from the adoption of the new accounting standards above.

c) BASIS OF PRESENTATION AND CONSOLIDATION

The consolidated financial statements have been prepared using the merger basis of accounting as a result of the reorganisation scheme ("Group Reorganisation") which rationalising the structure of the Group for the listing of the Company's Shares on The Stock Exchange of Hong Kong Limited and completed on 26 July 2000. Under this basis, the Company has been treated as the holding company of its subsidiaries for the financial years presented rather than from the date of their acquisition, except for Fujian Yannian Pharmaceutical Company Limited ("Yannian") (formerly known as Minqing Factory) which was acquired subsequent to the completion of the Group Reorganisation and is therefore consolidated from its effective date of acquisition. Accordingly, the consolidated results of the Group for the years ended 30 June 2001 and 2002 include the results of the Company and its subsidiaries with effect from 1 July 1999 or since their respective dates of incorporation, where this is a shorter period.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the sales proceeds and the Group's share of its net assets together with any goodwill or capital reserves which was not previously charged or recognised in the consolidated income statement.

Minority interests represent the interest of outside shareholders in the operating results and net assets of subsidiaries.

30 June 2002

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

d) SUBSIDIARIES

A subsidiary is an enterprise in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital, or controls the composition of its board of directors.

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

e) JOINTLY-CONTROLLED ENTITIES

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

Jointly-controlled entity is a contractual arrangement that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest.

Investment in jointly-controlled entity is stated at cost less provision, if necessary, for any impairment loss in value.

The Group's share of the post acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interest in jointly-controlled entity is stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting less any provision for diminution in value other than that considered to be temporary in nature deemed necessary by the directors.

f) GOODWILL

Goodwill, which represents the excess of purchase consideration over the fair values ascribed to the separable net assets of subsidiaries acquired at the date of acquisition, is stated at cost and amortised by equal annual instalments over its estimated useful economic life of five years.

Unamortised goodwill is charged to the income statement upon disposal of the relevant subsidiaries.

The carrying amount of goodwill is reviewed annually by the directors and an impairment loss is recognised where considered necessary.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

g) FIXED ASSETS

Fixed assets are stated at cost or valuation less accumulated depreciation and accumulated impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after fixed assets have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of a fixed asset beyond its originally assessed standard of performance, the expenditure is capitalised as an additional cost of that asset.

Changes in the values of fixed assets are dealt with as movements in the fixed assets revaluation reserve. Independent valuations are performed every three years. In the intervening years, the directors review the carrying amount of the properties and adjustment is made where there has been a material change in value. Increases in valuation are credited to the fixed assets revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations in respect of the same property and are thereafter debited to the income statement. Any subsequent increases are credited to the income statement up to the amount previously debited.

Where, in the opinion of the directors, the recoverable amount of an asset has declined below its carrying amounts, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

Depreciation is provided on the straight-line basis to write off the cost or valuation of each asset over its estimated useful life. The estimated useful lives used for this purpose are as follows:

Leasehold land and buildings outside Hong Kong	Over the lease terms or 10 years, whichever is shorter
Land premium	Over the land-use-right period
Leasehold improvements	Over the lease terms or 5 years, whichever is shorter
Plant and machinery	5 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years

Major costs incurred in restoring fixed assets to their normal working condition are charged to the income statement. Improvements are capitalised and depreciated over their expected useful lives to the Group.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

g) FIXED ASSETS *(Continued)*

Construction in progress represents costs incurred for buildings under construction, and plant and machinery pending installation. Cost comprises direct costs incurred during the periods of construction, installation and testing. No depreciation is provided on construction in progress. Construction in progress is transferred to fixed assets when it is capable of producing a saleable output on a commercial basis.

The gain or loss on disposal of fixed assets is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

h) INTANGIBLE ASSET

The intangible asset represents the fair value of the rights to manufacture and sale of certain pharmaceutical products in the People's Republic of China (the "PRC") of a subsidiary ascribed to its net underlying assets acquired by the Group.

The intangible asset is amortised on the straight-line basis over the estimated useful commercial life of the pharmaceutical products of five years commencing from the date when the pharmaceutical products are put into commercial production. The intangible asset is stated at cost less accumulated amortisation, and any provision for impairment in value deemed necessary by the directors.

i) IMPAIRMENT

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

Estimated recoverable amount of an asset is the greater of the estimated value from its future use and ultimate disposal, and its net selling price.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverse, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

j) INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on a first-in, first-out basis, comprises all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Provision is made for obsolete, slow moving or defective items where appropriate.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

k) TRADE RECEIVABLES

Provision is made against trade receivables to the extent they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

l) CASH EQUIVALENTS

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired less advances from banks repayable within three months from the date of the advance. Cash equivalents include investments and advances denominated in foreign currencies provided that they fulfil the above criteria.

m) DEFERRED TAXATION

Deferred taxation is accounted for under the liability method in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or asset is expected with reasonable probability to crystallise in the foreseeable future. Deferred tax asset is not recognised unless its realisation is assured beyond reasonable doubt.

n) OPERATING LEASES

Lease where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases are charged to the income statement on the straight-line basis over the lease terms.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

o) RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred, except where the product or process is clearly defined and the costs attributable to the product or process can be separately identified and measured reliably is technically feasible; the Company intends to produce and market, or use, the product or process; the existence of a market for the product or process or, if it is to be used internally rather than sold, its usefulness to the Company, can be demonstrated; and adequate resources exist, or their availability can be demonstrated, to complete the project and market or use the product or process.

Such development costs are recognised as an asset to the extent of the amount that, taken together with further development costs, related production costs, and selling and administrative costs directly incurred in marketing the product, is probable of being recovered from related future economic benefits. The excess amount is written off as incurred.

p) PROVISIONS

Provision are recognised when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of economic benefits which can be reasonably estimated will be required to settle such obligation.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

q) CONTINGENT LIABILITIES AND CONTINGENT ASSETS

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

q) CONTINGENT LIABILITIES AND CONTINGENT ASSETS *(Continued)*

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

r) REVENUE RECOGNITION

i) Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

ii) Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

s) FOREIGN CURRENCIES

Transactions in foreign currencies during the year are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the income statement.

On combination, the financial statements of overseas subsidiaries denominated in foreign currencies are translated into Hong Kong dollars at the applicable rates of exchange ruling at the balance sheet date. The resulting translation differences are dealt with in the currency translation reserve.

t) RETIREMENT SCHEME

The Group operates a defined contribution mandatory provident fund retirement benefits scheme (the "Hong Kong Scheme") under the Mandatory Provident Fund Scheme Ordinance, for those employees who are eligible to participate in the Hong Kong Scheme. The Hong Kong Scheme became effective on 1 December 2000. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the Hong Kong Scheme. The assets of the Hong Kong Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the Hong Kong Scheme.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

t) RETIREMENT SCHEME *(Continued)*

Pursuant to the relevant regulations of the PRC government, subsidiaries of the Company operating in the PRC have participated in a local municipal government retirement benefits scheme (the "PRC Scheme") whereby the subsidiaries are required to contribute 20% of the basic salaries of their employees to the PRC Scheme to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees of the subsidiaries. The only obligation of the Group with respect to the PRC Scheme is to pay the ongoing required contributions under the PRC Scheme. Contributions under the PRC Scheme are charged to the income statement as incurred. There are no provisions under the PRC Scheme whereby forfeited contributions may be used to reduce future contributions.

u) RELATED PARTIES

Two parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

v) SEGMENT REPORTING

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Intra-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

v) SEGMENT REPORTING *(Continued)*

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

3. TURNOVER AND OTHER REVENUE

Turnover represents the invoiced value of goods sold, net of trade discounts and returns. All the Group's turnover is principally derived in the PRC.

	2002	2001
	HK$'000	*HK$'000*
Turnover		
Manufacture and distribution of pharmaceutical products	**715,717**	409,633
Other revenue		
Interest income	**2,767**	2,459
Exchange gain	**519**	-
	3,286	2,459
Total revenue	**719,003**	412,092

4. SEGMENT INFORMATION

i) Business segments

The Group is principally engaged in the manufacture and distribution of pharmaceutical products.

4. SEGMENT INFORMATION *(Continued)*

i) Business segments *(Continued)*

An analysis of the Group's performance by business segments, namely 'Manufacture and distribution of pharmaceutical products' and 'Corporate and others' is as follows:

	Manufacture and distribution of pharmaceutical products		Corporate and others			Consolidated total	
	2002	2001	**2002**	2001		**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*		***HK$'000***	*HK$'000*
External sales	**715,717**	409,633	**-**	-	(a)	**715,717**	409,633
Segment results	**181,353**	112,857	**(8,512)**	(6,351)	(b)	**172,841**	106,506
Interest income	**2,703**	1,133	**64**	1,326	(b)	**2,767**	2,459
Interest expense	**-**	(236)	**(520)**	-		**(520)**	(236)
Share of result of a jointly-controlled entity	**(131)**	-	**-**	-		**(131)**	-
Taxation	**(36,395)**	(14,321)	**-**	-		**(36,395)**	(14,321)
Minority interests						**(3,823)**	133
Profit attributable to shareholders						**134,739**	94,541

4. SEGMENT INFORMATION *(Continued)*

i) Business segments *(Continued)*

	Manufacture and distribution of pharmaceutical products		Corporate and others		Consolidated total	
	2002	2001	**2002**	2001	**2002**	2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Assets						
Segment assets	**749,209**	342,694	**86,409**	3,919	**835,618**	346,613
Liabilities						
Segment liabilities	**132,924**	54,511	**1,805**	1,674	**134,729**	56,185
Other information						
Capital expenditure	**16,007**	66,413	**712**	281	**16,719**	66,694
Depreciation	**14,371**	4,792	**216**	44	**14,587**	4,836
Amortisation	**3,210**	155	**-**	-	**3,210**	155
Non-cash expenses other than depreciation and amortisation	**1,631**	-	**203**	-	**1,834**	-
Surplus on revaluation of leasehold land and building recognised directly in equity	**-**	6,989	**-**	-	**-**	6,989

4. SEGMENT INFORMATION *(Continued)*

i) Business segments *(Continued)*

a) Turnover

	2002	2001
	HK$'000	*HK$'000*
Manufacture and distribution of:		
Anti-viral drugs	**227,412**	208,282
Chinese patent medicines	**113,320**	24,590
Antibiotics	**87,243**	78,979
Anti-hypotensive drugs	**84,769**	-
Vitamins	**59,876**	42,599
Analgesics	**40,741**	29,009
Chinese tonic liquor	**29,591**	26,174
Others	**72,765**	-
	715,717	409,633

b) Profit from operating activities

	2002	2001
	HK$'000	*HK$'000*
Manufacture and distribution of:		
Anti-viral drugs	**75,341**	73,436
Chinese patent medicines	**31,661**	7,980
Antibiotics	**18,066**	18,272
Anti-hypotensive drugs	**20,742**	-
Vitamins	**3,163**	2,542
Analgesics	**3,470**	2,946
Chinese tonic liquor	**9,246**	8,814
Others	**22,367**	-
	184,056	113,990
Corporate and others	**(8,448)**	(5,025)
	175,608	108,965

4. SEGMENT INFORMATION *(Continued)*

ii) Geographical segment

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets. No geographical segment information is presented as over 90% of the Group's revenue and results are derived from customers based in the PRC.

An analysis of the carrying amount of segment assets and additions to fixed assets by the geographical area in which the assets are located is as follows:

	2002		2001	
	Carrying amount of segment assets	**Additions to fixed assets**	Carrying amount of segment assets	Additions to fixed assets
	HK$'000	***HK$'000***	*HK$'000*	*HK$'000*
The PRC, excluding Hong Kong	**749,209**	**16,007**	342,694	66,413
Hong Kong	**86,409**	**712**	3,919	281
	835,618	**16,719**	346,613	66,694

5. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging:

	2002	2001
	HK$'000	*HK$'000*
Auditors' remuneration	**808**	1,050
Depreciation	**14,587**	4,836
Amortisation of intangible assets	**2,747**	-
Amortisation of goodwill	**463**	155
Loss on written off of fixed assets	**237**	-
Staff costs (excluding directors' remuneration, *note 6*):		
Wages and salaries	**6,675**	4,033
Retirement scheme contributions	**1,278**	510
	7,953	4,543
Operating lease rentals in respect of land and buildings	**1,880**	1,496
Provision for doubtful debts	**1,063**	-

6. DIRECTORS' AND FIVE HIGHEST PAID INDIVIDUALS' REMUNERATION

Details of the remuneration of the directors of the Company for the year disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance are as follows:

	Group	
	2002	2001
	HK$'000	*HK$'000*
Fees	**-**	-
Other emoluments of executive directors:		
Basic salaries, housing benefits, other allowances and benefits in kind to executive directors	**5,727**	5,706
Retirement benefits scheme contributions to executive directors	**23**	76
	5,750	5,782

The number of directors whose remuneration fell within the following bands is as follows:

	Number of directors	
	2002	2001
Nil – HK$1,000,000	**4**	5
HK$1,500,001 – HK$2,000,000	**2**	2

There were no arrangements under which a director waived or agreed to waive any remuneration.

The five highest paid individuals during the year are all directors, details of whose remuneration are set out above.

No value is included in directors' remuneration in respect of share options granted during the year ended 30 June 2002 because, in the absence of a readily available market value for the options on the Company's shares, the directors are unable to arrive at an accurate assessment of the value of the options granted.

During the year, no emoluments were paid by the Group to the directors (including five highest paid individuals) as an inducement to joint, or upon joining the Group, or compensation for loss of office.

7. FINANCE COSTS

	Group	
	2002	2001
	HK$'000	*HK$'000*
Interest payable on:		
Bank loans wholly repayable within five years	**-**	236
Redeemable convertible bonds	**520**	-
	520	236

8. TAXATION

	Group	
	2002	2001
	HK$'000	*HK$'000*
Current year provision:		
Overseas	**36,395**	14,321
Tax charge for the year	**36,395**	14,321

Hong Kong profits tax has not been provided (2001: Nil) because the Group did not generate any assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

In accordance with the relevant approval documents issued by the PRC tax authorities, Fujian Desheng Pharmaceuticals Company Limited ("Desheng"), a subsidiary of the Company, operating in the PRC, is exempted from the PRC corporate income tax for the first two profitable calendar years of operation starting from 1997 and thereafter is eligible for a 50% relief from the PRC corporate income tax for the following three years. The standard PRC corporate income tax rate applicable to Desheng is 24%.

Fujian Yannian Pharmaceutical Company Limited ("Yannian"), is another subsidiary of the Company operating in the PRC. The PRC corporate income tax rate applicable to Yannian is 24%.

Deferred tax has not been provided because there were no significant timing differences at 30 June 2002 (2001: Nil).

No deferred tax has been provided on the revaluation surplus of the Group's properties situated in the PRC because the Group presently does not intend to dispose of such properties.

9. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net profit from ordinary activities attributable to shareholders dealt with in the financial statements of the Company is approximately HK$25,508,000 (2001: HK$16,568,000)

10. DIVIDENDS

	2002	2001
	HK$'000	*HK$'000*
Dividend paid		
- Final dividend for 2001 at HK4 cents (2000: HK$Nil) per ordinary share	**14,297**	-
Dividend proposed		
- Final dividend for 2002 at HK4.5 cents (2001: HK4 cents) per ordinary share	**22,902**	14,297
Total dividends in respect of the year	**22,902**	14,297

During the year, the Group adopted the revised SSAP 9 "Events after the balance sheet date". To comply with this revised SSAP, a prior year adjustment has been made to reclassify the proposed final dividend for the year ended 30 June 2001 of HK$14,297,000, which was recognised as a current liability at the prior year end, to the proposed final dividends reserve account within the capital and reserves section of the balance sheet. The result of this has been to reduce the Company's and Group's current liabilities and increase the reserves previously reported as at 30 June 2001 by HK$14,297,000.

The amount of proposed final dividend is calculated based on 508,932,000 shares (2001: 357,424,000 shares) in issue as at the date of approval of these financial statements.

11. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the year is based on the following data:

	2002 **HK$'000**	2001 HK$'000
Earnings:		
Profit attributable to shareholders and earnings for the purposes of basic earnings per share	**134,739**	94,541
Effect of dilutive potential shares:		
Redeemable convertible bonds - interest expenses	**520**	-
Profit attributable to shareholders and earnings for the purposes of diluted earnings per share	**135,259**	94,541

	2002	2001
Number of shares:		
Weighted average number of shares for the purposes of basic earnings per share	**402,331,726**	315,147,945
Effect of dilutive potential shares:		
Share options	**16,192,057**	3,397,883
Redeemable convertible bonds	**12,035,976**	-
Weighted average number of shares for the purposes of diluted earnings per share	**430,559,759**	318,545,828

The computation of diluted earnings per share for the year ended 30 June 2002 does not assume the conversion of the Company's outstanding warrants since its exercise would result in an increase in earnings per share for the year.

12. FIXED ASSETS

	Leasehold land and buildings HK$'000	Land premium HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
Group								
Cost or valuation								
At 1/7/2001								
At cost	-	-	5,818	9,857	1,998	586	66,318	84,577
At professional valuation	13,504	17,757	-	-	-	-	-	31,261
	13,504	17,757	5,818	9,857	1,998	586	66,318	115,838
Currency realignment	112	147	48	82	14	5	550	958
Additions	77	-	556	15,506	580	-	-	16,719
Transfer	34,257	-	-	32,611	-	-	(66,868)	-
Reclassification	-	-	-	-	(1,162)	1,162	-	-
Disposal	-	-	-	-	(246)	-	-	(246)
At 30/6/2002	**47,950**	**17,904**	**6,422**	**58,056**	**1,184**	**1,753**	**-**	**133,269**
Accumulated depreciation								
At 1/7/2001	-	-	3,735	7,900	1,064	40	-	12,739
Currency realignment	-	-	31	66	9	-	-	106
Provided during the year	4,286	269	1,213	8,327	151	341	-	14,587
Reclassification	-	-	-	-	(755)	755	-	-
Written back on disposal	-	-	-	-	(9)	-	-	(9)
At 30/6/2002	**4,286**	**269**	**4,979**	**16,293**	**460**	**1,136**	**-**	**27,423**
Net book value								
At 30/6/2002	**43,664**	**17,635**	**1,443**	**41,763**	**724**	**617**	**-**	**105,846**
At 30/6/2001	13,504	17,757	2,083	1,957	934	546	66,318	103,099
An analysis of cost or valuation of the fixed assets held by the Group at 30 June 2002 is as follows:								
At cost	-	-	6,422	58,056	1,184	1,753	-	67,415
At professional valuation	47,950	17,904	-	-	-	-	-	65,854
	47,950	17,904	6,422	58,056	1,184	1,753	-	133,269

12. FIXED ASSETS *(Continued)*

	Leasehold land and buildings	Land premium	Leasehold improvements	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Construction in progress	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Company								
Cost								
At 1/7/2001	-	-	-	-	238	-	-	238
Additions	-	-	-	-	-	-	-	-
Disposal	-	-	-	-	(238)	-	-	(238)
At 30/6/2002	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Accumulated depreciation								
At 1/7/2001	-	-	-	-	35	-	-	35
Provided during the year	-	-	-	-	-	-	-	-
Written back on disposal	-	-	-	-	(35)	-	-	(35)
At 30/6/2002	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Net book value								
At 30/6/2002	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
At 30/6/2001	-	-	-	-	203	-	-	203

The Group's leasehold land and buildings are all situated outside Hong Kong and are held under medium term leases. All the leasehold land and buildings were revalued by Castores Magi Surveyors Limited ("Castores"), an independent firm of professional valuers, at 30 June 2001 at HK$13,504,000 on a depreciated replacement cost basis. A surplus of HK$1,228,000 arising therefrom and representing the excess of the revalued amounts over the then carrying values of the revalued assets, on an individual assets basis, has been credited to the fixed assets revaluation reserve (note 23).

12. FIXED ASSETS *(Continued)*

The Group entered into an agreement with the Land Administration Bureau of the Yong Tai County, Fujian Province, the PRC (the "LAB") in respect of the purchase of a parcel of land *(the "Old Land") in Yong Tai County, Fujian Province, the PRC for the purposes of erecting a* drug production facilities and its related auxiliary facilities. The cost incurred was classified under "Land premium". During the year ended 30 June 2001, the Group entered into another agreement with LAB in consideration and in exchange for the Old Land by another parcel of land in Yong Tai County, Fujian Province, the PRC (the "New Land"). The land use right certificate of the New Land has been obtained. The New Land was revalued by Castores at 30 June 2001 at HK$17,757,000 on an open market basis. A surplus of HK$5,794,000 arising therefrom has been credited to the fixed assets revaluation reserve (note 23).

Had the Group's leasehold land and buildings and land premium been stated at costs less accumulated depreciation, they would have been included in the financial statements at approximately HK$51,806,000 (2001: HK$21,856,000).

13. GOODWILL

	Group
	HK$'000
Cost	
At 1/7/2001 and 30/6/2002	2,319
Amortisation	
At 1/7/2001	155
Provided for the year	463
At 30/6/2002	618
Net book value	
At 30/6/2002	1,701
At 30/6/2001	2,164

14. INTANGIBLE ASSETS

	Group HK$'000
Cost	
At 1/7/2001 *(note (a))*	18,164
Currency realignment	151
Addition *(note (b))*	21,673
At 30/6/2002	39,988
Amortisation	
At 1/7/2001	-
Provided for the year	2,747
At 30/6/2002	2,747
Net book value	
At 30/6/2002	37,241
At 30/6/2001	18,164

Notes:

a) According to an independent valuation performed by Castores on the basis of Fair Market Value in Continued Use, the fair market value of the intangible asset at 7 March 2001, the date the Group acquired the related subsidiary, amounted to HK$18,164,000.

b) As at 30 June 2002, the products in respect of which the intangible asset was acquired have not yet been put into commercial production and accordingly, no amortisation has been provided for the intangible asset acquired during the year.

15. INTEREST IN A JOINTLY-CONTROLLED ENTITY

	Group	
	2002	2001
	HK$'000	*HK$'000*
Share of net assets	**-**	131
Amount due from a jointly-controlled entity	**534**	-
	534	131
Less: Provision for impairment	**(534)**	-
	-	131

Particulars of the jointly-controlled entity are set out below:

Name	Business structure	Place of establishment and operations	Paid-up registered capital	Percentage of Ownership interest	Percentage of Voting power	Principal activities
上海邁迪生物技術研究有限公司	Corporate	People's Republic of China	RMB200,000	70%	70%	Not yet commenced business

16. INTERESTS IN SUBSIDIARIES

	Company	
	2002	2001
	HK$'000	*HK$'000*
Unlisted shares, at cost	**105,015**	105,015
Due from subsidiaries	**287,593**	83,163
	392,608	188,178

The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

16. INTERESTS IN SUBSIDIARIES *(Continued)*

Particulars of the subsidiaries are set out below:

Name	Place of incorporation/ establishment and operations	Nominal value of issued and paid-up share/ registered capital	Equity interests attributable to the Company 2002	2001	Principal activities
Held directly					
Far East Global Group Limited ("FEGG")	British Virgin Islands	US$1,001	**100%**	100%	Investment holding
Held indirectly					
Fujian Desheng Pharmaceuticals Company Limited ("Desheng")	People's Republic of China	RMB11,891,923	**100%**	100%	Manufacture and distribution of pharmaceutical products
Global Profit Far East Limited	Hong Kong	HK$2	**100%**	100%	Investment holding
Fujian Yannian Pharmaceutical Company Limited ("Yannian") (Formerly known as Minqing Factory)	People's Republic of China	RMB3,513,000	**85%**	85%	Manufacture and distribution of pharmaceutical products

17. INVENTORIES

	Group 2002 HK$'000	2001 HK$'000
Raw materials	**31,780**	6,295
Work in progress	**253**	277
Finished goods	**14,670**	4,338
	46,703	10,910

No inventories were stated at net realisable value at 30 June 2002 (2001: Nil).

18. ACCOUNTS RECEIVABLE

The aging of the Group's accounts receivable is analysed as follows:

	Group	
	2002	2001
	HK$'000	*HK$'000*
Outstanding balances with ages:		
30 days or less	**88,071**	40,687
31 days to 60 days	**79,440**	35,104
61 days to 180 days	**10,323**	1,125
Over 180 days	**-**	2,681
Total	**177,834**	79,597

Trading terms with customers are largely on credit, except for new customers where payment in advance is normally required. Invoices are normally payable within 60 days of issuance, except for established customers when the terms are extended to 90 days. Each customer has a maximum credit limit, which is granted and approved by senior management. The Group seeks to maintain strict control over its outstanding receivables and overdue balances are regularly reviewed by senior management. Accounts receivable are recognised and carried at their original invoiced amounts less any provisions for doubtful debts when collection of the full amount is no longer probable. Bad debts are written off as incurred.

19. CASH AND BANK BALANCES

As at 30 June 2002, the Group's cash and bank balances denominated in Renminbi ("RMB") amounted to approximately HK$381,563,000 (2001: HK$113,952,000). RMB is not freely convertible into foreign currencies. Under the PRC's Foreign Exchange Control Regulations and Administration of Settlement, Sales and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for foreign currencies through banks that are authorised to conduct foreign exchange business.

20. ACCOUNTS PAYABLE

The aging of the Group's accounts payable is analysed as follows:

	Group	
	2002	2001
	HK$'000	*HK$'000*
Outstanding balances with ages:		
30 days or less	**65,004**	17,261
Over 30 days	**952**	2,225
	65,956	19,486

21. REDEEMABLE CONVERTIBLE BONDS

On 14 August 2001, the Company and Credit Suisse First Boston (Hong Kong) Limited ("CSFB"), an independent third party, entered into a subscription agreement in relation to the subscription of unlisted and unsecured redeemable convertible bonds of the Company ("Subscription Agreement").

Under the Subscription Agreement, inter alia: (i) the Company agreed to issue and CSFB agreed to purchase convertible bonds with an aggregate principal amount of US$4,000,000 (equivalent to approximately HK$31,200,000) ("Original Tranche 1 Bonds"); (ii) the Company granted to CSFB an option during a limited period, to require the Company to issue additional convertible bonds with an aggregate principal amount of up to US$4,000,000 on substantially the same terms as in the Original Tranche 1 Bonds ("Additional Tranche 1 Bonds"); and (iii) CSFB granted to the Company an option during a limited period after the conversion of the last Original Tranche 1 Bond, to issue and to require CSFB to subscribe and pay for convertible bonds with an aggregate principal amount of up to US$4,000,000 on substantially the same terms as in the Original Tranche 1 Bonds ("Tranche 2 Bonds"). All the convertible bonds bear interest at the rate of 2.5% per annum and are due on 14 August 2004.

The unsecured redeemable convertible bonds of the Company are convertible into ordinary shares of HK$0.10 each in the Company (the "Shares") at a conversion price per Share equal to, at the option of CSFB, (i) at 125% of the average closing price per Share for the 30 business days immediately prior to the date of the Subscription Agreement in respect of the Original Tranche 1 Bonds and the Additional Tranche 1 Bonds, and HK$1.91 per Share in respect of the Tranche 2 Bonds, both subject to adjustment; or (ii) at 93% of the average of any four consecutive closing prices per Share as selected by CSFB during the 30 business days immediately prior to the date on which the conversion notice of CSFB is received by the Company in respect of the Original Tranche 1 Bonds and the Additional Tranche 1 Bonds, and 91% of the average of any four consecutive closing prices per Share as selected by CSFB during the 30 business days immediately prior to the date on which the conversion notice of CSFB is received by the Company in respect of the Tranche 2 Bonds.

Pursuant to the Subscription Agreement, the Company has also granted a subscription right (the "Subscription Right") to CSFB, pursuant to which CSFB is entitled to subscribe for up to 4,741,641 Shares at a subscription price of HK$1.645 per Share. The Subscription Right is exercisable by CSFB at any time from 14 August 2001 to 14 August 2004, inclusive.

On 14 August 2001 and 17 December 2001, CSFB subscribed for Original Tranche 1 Bonds and Additional Tranche 1 Bonds with an aggregate principal amount of US$8,000,000 and proceeds of approximately HK$62,400,000, before issued expenses, were received by the Company. The Company issued 53,898,000 Shares thereafter at various prices ranging from HK$0.977 per Share to HK$1.267 per Share as a result of the conversion by CSFB of the Original Tranche 1 Bonds and Additional Tranche 1 Bonds for an aggregate amount of US$8,000,000 (approximately HK$62,400,000). The excess of the conversion price over the nominal value of Shares issued, amounting to approximately HK$56,981,000, before related expenses, had been credited to the share premium account.

21. REDEEMABLE CONVERTIBLE BONDS *(Continued)*

On 14 December 2001, the Company exercised an option granted by CSFB to require CSFB to subscribe and pay for Tranche 2 Bonds with an aggregate principal amount of US$4,000,000. Proceeds of approximately HK$31,200,000, before issued expenses, were received by the Company. Tranche 2 Bonds were issued on 10 January 2002. The Company issued 16,584,000 shares thereafter at the prices ranging from HK$1.846 per Share to HK$1.91 per Share as a result of the conversion by CSFB of the Tranche 2 Bonds for an aggregate amount of US$4,000,000 (approximately HK$31,200,000). The excess of the conversion price over the nominal value of Shares issued, amounting to approximately HK$29,517,000, before related expenses, had been credited to the share premium account.

22. SHARE CAPITAL

	Company	
	2002	2001
	HK$'000	*HK$'000*
Authorised:		
1,000,000,000 ordinary shares of HK$0.10 each (2001: 1,000,000,000 ordinary shares of HK$0.10 each)	**100,000**	100,000
Issued and fully paid:		
508,932,000 ordinary shares of HK$0.10 each (2001: 344,000,000 ordinary share of HK$0.10 each)	**50,893**	34,400

22. SHARE CAPITAL *(Continued)*

The following is a summary of the above movements in the issued share capital of the Company:

	Number of Share issued	Par value HK$'000
Share allotted and issued at par for cash on incorporation	1	-
Issued capital as at 30 June 2000	1	-
Shares issued as consideration for the acquisition of the entire issued share capital of FEGG pursuant to the Group Reorganisation	999,999	100
Capitalisation issue credited as fully paid conditional on the share premium account of the Company being credited as a result of the public share issue	239,000,000	-
Pro forma share capital as at 30 June 2000	240,000,000	100
New issue on public listing	80,000,000	8,000
Capitalisation of the share premium account as set out above	-	23,900
Shares issued on exercise of share options	4,000,000	400
Shares issued on placement	20,000,000	2,000
Share capital as at 30 June 2001	344,000,000	34,400
Shares issued on conversion of redeemable convertible bonds *(note (a))*	70,482,000	7,048
Shares issued on placements *(notes (b) and (c))*	80,000,000	8,000
Shares issued on exercise of share options *(notes (d) and (e))*	14,450,000	1,445
Share capital as at 30 June 2002	508,932,000	50,893

22. SHARE CAPITAL *(Continued)*

The following changes in the Company's issued share capital took place during the year ended 30 June 2002:

(a) On 14 August 2001, the Company and Credit Suisse First Boston (Hong Kong) Limited ("CSFB") entered into the Subscription Agreement in relation to the subscription of redeemable convertible bonds.

In August 2001, December 2001 and January 2002, the Company issued and allotted an aggregate of 70,482,000 new Shares at price ranging from HK$0.977 per Share to HK$1.91 per Share as a result of the exercise of the conversion rights of the redeemable convertible bonds.

(b) On 27 November 2001, the Company, Great Wall Investment Group Limited and Guotai Junan Securities (Hong Kong) Limited (an independent third party) entered into a placing and subscription agreement in respect of the placing of 20,000,000 Shares beneficially owned by Great Wall Investment to independent investors at a price of HK$1.36 per Share. On completion of the placement, Great Wall Investment subscribed for 20,000,000 new Shares at a price of HK$1.36 per Share and proceeds of approximately HK$27,200,000, before related expenses, were received by the Company. The excess of the consideration received for Shares issued over their nominal value, amounting to approximately HK$25,200,000, before related expenses, was credited to the share premium account.

(c) On 8 May 2002, the Company, Great Wall Investment and Guotai Junan Securities (Hong Kong) Limited (an independent third party) entered into a placing and subscription agreement in respect of the placing of 60,000,000 Shares beneficially owned by Great Wall Investment to independent investors at a price of HK$2.45 per Share. On completion of the placement, Great Wall Investment subscribed for 60,000,000 new Shares at a price of HK$2.45 per Share and proceeds of approximately HK$147,000,000, before related expenses, were received by the Company. The excess of the consideration received for Shares issued over their nominal value, amounting to approximately HK$141,000,000, before related expenses, was credited to the share premium account.

(d) During the year, 1,000,000 and 8,710,000 share options, which entitled the holders to subscribe for Shares at price of HK$2.185 per Share and HK$2.3 per Share and at any time up to 8 January 2012 and 23 April 2012, respectively, were exercised and proceeds of approximately HK$22,218,000, before related expenses, were received by the Company. The excess of the consideration received for Shares issued over their nominal value, amounting to approximately HK$21,247,000, before related expenses, was credited to the share premium account.

(e) CSFB is entitled to subscribe for up to 4,741,641 Shares at a subscription price of HK$1.645 per Share pursuant to the Subscription Right. The Subscription Right is exercisable by CSFB at any time from 14 August 2001 to 14 August 2004, inclusive.

On 16 January 2002, the Subscription Right was exercised by CSFB and resulted in the issue of 4,740,000 Shares and proceeds of approximately HK$7,800,000, before related expenses, had been received by the Company. The excess of the consideration received for Shares issued over their nominal value, amounting to approximately HK$7,323,000, before related expenses, was credited to the share premium account.

22. SHARE CAPITAL *(Continued)*

Share options

The Company operates a option scheme, further details of which are set out under the heading "Share option" in the Report of the Directors.

Details of share options are as follows:

Name of category of participant	Date of grant	Exercise period	Exercise price per share *HK$*	Balance at 1/7/2001	Granted during the year	Exercised during the year	Balance at 30/6/2002
Directors	19/1/2001	19/1/2001 to 18/1/2011	0.652	4,000,000	-	-	4,000,000
	27/3/2001	27/3/2001 to 26/3/2011	0.7696	21,000,000	-	-	21,000,000
Employees	21/1/2002	9/1/2002 to 8/1/2012	2.185	-	28,000,000	(1,000,000)	27,000,000
	26/4/2002	24/4/2002 to 23/4/2012	2.300	-	2,000,000	(2,000,000)	-
Entities providing consultancy services	26/4/2002	24/4/2002 to 23/4/2012	2.300	-	4,330,000	(4,330,000)	-
	2/5/2002	24/4/2002 to 23/4/2012	2.300	-	2,380,000	(2,380,000)	-
				25,000,000	36,710,000	(9,710,000)	52,000,000

Warrants

Pursuant to an ordinary resolution passed in the extraordinary general meeting of the Company held on 29 April 2002, a bonus issue of warrants was distributed among the shareholders of the Company whose names were in the Register of Members of the Company on 29 April 2002 on the basis of one warrant for every five Shares then held by them. Each warrant will entitle the holder thereof to subscribe for new Shares at an initial subscription price of HK$2.62 per Share, subject to adjustment, at any time between the date when dealings in the warrants on the Stock Exchange commence on 7 May 2002 and 6 May 2003 (both days inclusive). Any shares falling to be issued upon the exercise of the subscription rights attaching to the bonus warrants will rank pari passu in all respects with the fully paid shares in issue on the relevant subscription date.

23. RESERVES

	Share premium	Statutory surplus reserve *Note (a)*	Statutory public welfare reserve *Note (b)*	Fixed assets revaluation reserve	Currency translation reserve	Capital reserve *Note (c)*	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Group								
At 1/7/2000	-	5,557	7,554	4,314	-	11,022	69,374	97,821
Transfer from retained profits to reserves	-	10,048	-	-	-	-	(10,048)	-
Revaluation surplus - *note 12*	-	-	-	7,022	-	-	-	7,022
Minority interests thereon - *note 24(b)*	-	-	-	(33)	-	-	-	(33)
Net profit for the year	-	-	-	-	-	-	94,541	94,541
Issue of shares	93,330	-	-	-	-	-	-	93,330
Share issue expenses	(13,952)	-	-	-	-	-	-	(13,952)
Capitalisation issue of shares	(23,900)	-	-	-	-	-	-	(23,900)
Dividends - *note 10*	-	-	-	-	-	-	(14,297)	(14,297)
At 30/6/2001 and 1/7/2001	55,478	15,605	7,554	11,303	-	11,022	139,570	240,532
Change in accounting policy with respect to dividends - *note 10*	-	-	-	-	-	-	14,297	14,297
At 30/6/2001 and 1/7/2001, as restated	55,478	15,605	7,554	11,303	-	11,022	153,867	254,829
Transfer from retained profits to reserves	-	12,082	-	-	-	-	(12,082)	-
Net profit for the year	-	-	-	-	-	-	134,739	134,739
Exchange differences arising from translation of financial statements of overseas operations	-	-	-	-	1,593	-	-	1,593
Minority interests thereon - *note 24(b)*	-	-	-	-	(10)	-	-	(10)
Issue of shares	281,268	-	-	-	-	-	-	281,268
Share issue expenses	(2,364)	-	-	-	-	-	-	(2,364)
Expenses for redeemable convertible bonds	(10,794)	-	-	-	-	-	-	(10,794)
Change in accounting policy with respect to dividends - *note 10*	-	-	-	-	-	-	(14,297)	(14,297)
At 30/6/2002	**323,588**	**27,687**	**7,554**	**11,303**	**1,583**	**11,022**	**262,227**	**644,964**
Representing:								
The Company and subsidiaries	323,588	27,687	7,554	11,303	1,583	11,022	262,358	645,095
Jointly- controlled entity	-	-	-	-	-	-	(131)	(131)
	323,588	27,687	7,554	11,303	1,583	11,022	262,227	644,964

23. RESERVES *(Continued)*

	Group 2002 HK$'000	Group 2001 HK$'000
Representing:		
Reserves	**622,062**	240,532
Proposed dividend	**22,902**	14,297
	644,964	254,829

	Share premium HK$'000	Statutory surplus reserve Note (a) HK$'000	Statutory public welfare reserve Note (b) HK$'000	Fixed assets revaluation reserve HK$'000	Currency translation reserve HK$'000	Capital reserve Note (c) HK$'000	Retained profits HK$'000	Total HK$'000
Company								
Arising on acquisition of FEGG	-	-	-	-	-	104,915	-	104,915
Net profit for the year	-	-	-	-	-	-	16,568	16,568
Issue of shares	93,330	-	-	-	-	-	-	93,330
Share issue expenses	(13,952)	-	-	-	-	-	-	(13,952)
Capitalisation issue of shares	(23,900)	-	-	-	-	-	-	(23,900)
Dividends - *note 10*	-	-	-	-	-	-	(14,297)	(14,297)
At 30/6/2001 and 1/7/2001	55,478	-	-	-	-	104,915	2,271	162,664
Change in accounting policy with respect to dividends - *note 10*	-	-	-	-	-	-	14,297	14,297
At 30/6/2001 and 1/7/2001, as restated	55,478	-	-	-	-	104,915	16,568	176,961
Net profit for the year	-	-	-	-	-	-	23,237	23,237
Issue of shares	281,268	-	-	-	-	-	-	281,268
Share issue expenses	(2,364)	-	-	-	-	-	-	(2,364)
Expenses for redeemable convertible bonds	(10,794)	-	-	-	-	-	-	(10,794)
Change in accounting policy with respect to dividends - *note 10*	-	-	-	-	-	-	(14,297)	(14,297)
At 30/6/2002	**323,588**	**-**	**-**	**-**	**-**	**104,915**	**25,508**	**454,011**

23. RESERVES *(Continued)*

	Company	
	2002	2001
	HK$'000	*HK$'000*
Representing:		
Reserves	**431,109**	162,664
Proposed dividend	**22,902**	14,297
	454,011	176,961

Notes:

(a) Subsidiaries of the Company established in the PRC are required to transfer 10% of their profit after tax calculated in accordance with the PRC accounting regulations to the statutory surplus reserve until the reserve reaches 50% of their respective registered capital, upon which any further appropriation will be at the directors' recommendation. Such reserve may be used to reduce any losses incurred by the subsidiaries or be capitalised as paid-up capital of the subsidiaries.

(b) Subsidiaries of the Company established in the PRC are required to transfer 5% to 10% of their profit after tax calculated in accordance with the PRC accounting regulations to the statutory public welfare reserve. The use of this reserve is restricted to capital expenditure incurred for staff welfare facilities. The statutory public welfare reserve is not available for distribution, except upon liquidation of the subsidiaries.

(c) The capital reserve of the Group represents the difference between the nominal value of the share/registered capital of the subsidiaries acquired pursuant to the Group Reorganisation set out in note 2(c), over the nominal value of the share capital of the Company issued in exchange therefor.

The capital reserve of the Company arose as a result of the same Group Reorganisation and represents the excess of the then combined net assets of the subsidiaries acquired over the nominal value of the share capital of the Company issued in exchange therefor.

24. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

a) Reconciliation of profit before taxation and minority interests to net cash inflow from operating activities

	2002	2001
	HK$'000	*HK$'000*
Profit before taxation and minority interests	**174,957**	108,729
Share of result of a jointly-controlled entity	**131**	-
Depreciation	**14,587**	4,836
Interest income	**(2,767)**	(2,459)
Interest expenses	**520**	236
Provision for doubtful debts	**1,063**	-
Loss on written off of fixed assets	**237**	-
Provision for impairment of a jointly-controlled entity	**534**	-
Amortisation of goodwill and intangible assets	**3,210**	155
(Increase)/decrease in inventories	**(35,703)**	1,459
Increase in accounts receivable	**(99,418)**	(1,690)
Decrease/(increase) in prepayments, deposits and other receivable	**14,302**	(14,402)
Decrease in amounts due from a related company	**-**	2,930
Increase in accounts payable	**46,308**	4,332
(Decrease)/increase in accrued liabilities, deposits received and other payables	**(36)**	11,446
Increase in amount due to related companies	**4,127**	2,960
Increase in amount due to directors	**546**	-
Net cash inflow from operating activities	**122,598**	118,532

24. NOTES TO CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

b) Analysis of changes in financing during the year

	Share capital and share premium HK$'000	Bank loans HK$'000	Redeemable convertible bonds HK$'000	Minority interests HK$'000
At 1/7/2000	100	–	–	–
Arising on acquisition of a subsidiary	–	17,514	–	1,299
Minority shareholder's share of:				
Fixed assets revaluation reserve – *note 23*	–	–	–	33
Net loss for the year	–	–	–	(133)
Net cash inflow/(outflow) from financing	89,778	(17,514)	–	–
At 30/6/2001 and 1/7/2001	89,878	–	–	1,199
Minority shareholder's share of:				
Currency translation reserve – *note 23*	–	–	–	10
Net profit for the year	–	–	–	3,823
Net cash inflow from financing	191,057	–	93,546	–
Conversion of redeemable convertible bonds	93,546	–	(93,546)	–
At 30/6/2002	374,481	–	–	5,032

24. NOTES TO CONSOLIDATED CASH FLOW STATEMENT *(Continued)*

c) Purchase of a subsidiary

	2002	2001
	HK$'000	*HK$'000*
Net assets acquired:		
Fixed assets	-	8,990
Intangible asset	-	18,164
Inventories	-	187
Accounts receivable	-	3,031
Prepayment, deposits and other receivables	-	54
Cash and bank balances	-	1
Accounts payable	-	(2,087)
Accrued liabilities, deposits received and other payables	-	(2,158)
Bank loans	-	(17,514)
Minority interests	-	(1,299)
	-	7,369
Goodwill on acquisition	-	2,319
	-	9,688
Satisfied by:		
Cash consideration	-	9,688

Analysis of net outflow of cash and cash equivalent in respect of the purchase of a subsidiary

	2002	2001
	HK$'000	*HK$'000*
Cash consideration	-	9,688
Cash and bank balances acquired	-	(1)
	-	9,687

25. RELATED PARTY TRANSACTIONS AND CONNECTED TRANSACTIONS

During the year, the Group entered into the following transactions with related companies:

	Notes	2002 HK$'000	2001 HK$'000
Advertising expenses paid	(i)	**16,520**	7,302
Purchases of packing materials	(ii)	**75,470**	49,019
Rental expenses paid	(iii)	**1,351**	1,340

Notes:

(i) Advertising expenses paid to 福建德勝廣告有限公司, a related company beneficially owned by Mr. Cai Chong Zhen, a director of the Company, were charged based on the actual costs incurred plus a mark-up of 10%. There is no balance due to 福建德勝廣告有限公司 amounted to HK$Nil at 30 June 2002. (2001: Due to HK$664,000)

(ii) The directors consider that the purchases of packing materials from 福州德勝印刷有限公司, a related company beneficially owned by Mr. Chen Ching Ken, a director of the Company, were made on similar terms obtained from other third party suppliers of the Group and were carried out in the ordinary course of business of the Group. The balance due to 福州德勝印刷有限公司amounted to approximately HK$9,740,000 at 30 June 2002. (2001: approximately HK$4,903,000)

(iii) The rental expenses were paid to 福建德勝實業有限公司 (the "Landlord"), a related company beneficially owned by Mr. Cai Chong Zhen. The rental was determined between the Landlord and the Group with reference to the prevailing market conditions.

26. COMMITMENTS

As at 30 June 2002, the Group had the following commitments:

(a) The Group had no material capital commitments (2001: capital commitments of approximately HK$12,339,000 in respect of erecting a pharmaceutical manufacturing plant and the purchase of related equipment and machinery).

(b) Future aggregate minimum lease payments under operating leases in respect of land and buildings as follows:

	2002 HK$'000	2001 HK$'000
Within one year	**2,230**	1,510
In the second to fifth year inclusive	**3,198**	3,351
	5,428	4,861

27. POST BALANCE SHEET EVENTS

Pursuant to a sale and purchase agreement dated 15 July 2002, the Group acquired 10 shares of US$1 each in Boomtown Ventures Limited ("Boomtown"), representing 100% of the issued share capital of Boomtown at a consideration of HK$30 million. Through its interest in Boomtown, the Group indirectly holds 100% interest in Xiamen Talent Biotech Company Limited, which is mainly engaged in the production of external diagnosis test medical samples, research on bio-medical samples, production and technology services and production of bio-medical products.

Pursuant to three sale and purchase agreements dated 20 August 2002, the Group acquired 95.8% equity interest in Shanghai Penta Ocean Medical and Health Care Food Company Limited ("Penta Ocean"), at a consideration of RMB23,950,000. Penta Ocean is mainly engaged in the manufacture of tonic drink in the PRC.

28. COMPARATIVE FIGURES

Certain 2001 comparative figures have been reclassified to conform to the current year's presentation.

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Far East Pharmaceutical Technology Company Limited (the "Company") will be held at Prince III, 3/F., The Marco Polo Prince Hotel, Harbour City, 23 Canton Road, Kowloon, Hong Kong on Wednesday, 18 December 2002 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited consolidated financial statements and the reports of the directors and of the auditors for the year ended 30 June 2002;

2. To declare a final dividend;

3. To re-elect directors of the Company and to authorize the Board of Directors to fix directors' remuneration;

4. To appoint Charles Chan, Ip & Fung CPA Limited as auditors and to authorize the Board of Directors to fix auditors' remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

   "THAT

   (a) the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase its own shares, and warrants subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

   (b) the total nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution and the subscription rights attached to the warrants of the Company to be purchased pursuant to such approval shall not exceed 10% of the total subscription rights attached to the warrants outstanding on the date of passing of this resolution, and the said approval shall be limited accordingly; and

   (c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

      (i) the conclusion of the next annual general meeting of the Company;

      (ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

      (iii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held.";

6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"THAT

(a) the exercise by the directors of the Company (the "Directors") during the Relevant Period of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period in addition to any shares of the Company which may be issued on the exercise of the subscription rights attaching to the warrants issued by the Company, be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders of the Company on the register on a fixed record date set by the Directors in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries and/or any eligible grantee pursuant to the scheme of shares or rights to acquire shares of the Company, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, the total nominal amount of additional shares to be issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held."; and

7. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"THAT the general mandate granted to the directors of the Company (the "Directors") pursuant to resolution no. 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company pursuant to the exercise by the Directors of the powers of the Company to purchase such shares since the granting of such general mandate referred to in the above resolution no. 5 provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution.".

By Order of the Board
Leung Po Hon
Secretary

Hong Kong, 21 October, 2002

Notes:

(a) The Register of Members of the Company will be closed from Friday, 13 December 2002 to Wednesday, 18 December 2002 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 30 June 2002 and for attending the Annual General Meeting, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar in Hong Kong, Tengis Limited, at 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong for registration not later than 4:00 p.m. on Thursday, 12 December 2002.

(b) A shareholder of the Company, who is the holder of two or more shares of the Company, entitled to attend and vote at the Annual General Meeting is entitled to appoint more than one proxy to attend and vote on his behalf. A proxy need not be a shareholder of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

(c) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of such power or authority, must be lodged with the Company's Share Registrar in Hong Kong, Tengis Limited, at 4/F Hutchison House, 10 Harcourt Road, Central, Hong Kong not less than 48 hours before the time fixed for holding the Meeting.

(d) A circular setting out further information regarding the above resolutions nos. 5 to 7 will be despatched to shareholders of the Company shortly.

遠東生物制藥
FAR EAST PHARMACEUTICAL



遠東生物制藥
科技有限公司

(於開曼群島註冊成立之有限公司)

年報

2002

目錄

註冊辦事處	Century Yard Cricket Square Hutchins Drive P.O. Box 2618 GT George Town Grand Cayman British West Indies
總辦事處及主要營業地點	香港九龍 尖沙咀港威大廈 康聯亞洲大樓2305室
公司秘書	梁寶漢先生
法定代表	蔡崇真先生
主要往來銀行	中國工商銀行 中國 福建省 永泰縣 南湖路17號 永泰分行 中國農業銀行 中國 福建省 福州市閩侯縣 上街鎮金玉街 閩侯分行

	渣打銀行 香港皇后大道中15號 置地廣場 公爵大廈1樓
開曼群島股份過戶登記總處	Bank of Butterfield International (Cayman) Ltd. Butterfield House Fort Street P.O. Box 705 George Town Grand Cayman Cayman Islands
香港股份過戶登記分處	登捷時有限公司 香港 中環 夏愨道10 號 和記大廈4 樓
核數師	陳葉馮會計師事務所有限公司 香港 銅鑼灣 軒尼詩道500號 興利中心37樓

致各股東

遠東生物制藥科技有限公司(「本公司」)成功於二零零零年八月二十三日在香港聯合交易所有限公司(「聯交所」)上市。此乃本公司發展之里程碑,不單為未來發展籌集資金,更可提高本公司聲譽及增強投資者對本公司之信心。

本公司及其附屬公司(「本集團」)於二零零二年曾進行重大擴展及收購,目標為進一步拓闊產品種類為本集團帶來增長之良機。本公司將繼續妥善運用資源及資金,務求為股東帶來最大利益。

財務業績

本集團於本年度之營業額715,717,000港元(二零零一年:409,633,000港元),較二零零一年同期增加74.7%。本年度股東應佔日常業務純利約為134,739,000港元,較去年增加42.5%。本年度之每股基本盈利則約為33.5港仙(二零零一年:30.0港仙)。

營業額增加主要是由於中成藥及抗高血壓藥之銷售額增加以及產品多元化所致。

股息

董事會建議向於二零零二年十二月十八日名列本公司股東名冊之本公司股東派發本年度年終股息每股4.5港仙(二零零一年:每股4港仙)。

發行股所得款項用途

於二零零零年八月二十三日,本公司根據發售新股及配售(定義見於二零零零年八月十一日刊發之本公司售股章程)按每股1.00港元之發行會發行合共80,000,000股新股份。扣除開支後之所得款項淨額約為67,000,000港元。截至二零零二年六月三十日止,本公司已按售股章程所載條款動用所得款項淨額中之大部份,詳情如下:

- 動用13,000,000港元,在中國設立新廠房;
- 動用17,000,000港元,為於中國之廠房購置有關之生產設備及設施;
- 動用1,500,000港元,開發及研究新醫藥配方及提高本集團現有生產技術、生產比率及產品質素;及
- 動用13,000,000港元,擴展本集團之分銷及銷售網絡。

至於尚未動用之上市所得款項，現時存放在銀行作短期存款。

業務回顧

抗病毒感冒藥

於本年度內，抗病毒感冒藥之銷售額約為227,412,000港元，佔本集團營業總額31.8%，較去年增加約9.2%。由於金剛感冒片治療普通感冒、咳嗽及流行性感冒療效顯著，加上有關當局禁售16種含有鹽酸苯丙醇胺（PPA，主要用於治療普通感冒、咳嗽及流行性感冒）之藥物，故此市場對金剛感冒片之需求增加，致使抗病毒感冒藥之銷售額上升。於二零零零年十一月十六日，中國國家藥品監督管理局宣佈禁售16種含PPA之藥物，部份主要競爭對手之產品被列入上述禁售藥物之名單。董事會相信，本集團已掌握此黃金機會，擴大金剛感冒片等不含PPA之抗病毒感冒藥之市場佔有率。

抗高血壓藥

於本年度內，本集團推出一種新產品「复方降壓膠囊」，銷售額約為84,769,000港元，佔本集團總營業額11.8%。「复方降壓膠囊」將成為本集團日後主要產品之一。

中成藥

中成藥之營業額由去年24,590,000港元增加至本年度約113,320,000港元。由於本集團採取有效市場策略，同時借助本集團與批發商及分銷商之良好業務關係有效加強產品之市場滲透，因此中成藥銷售額取得令人鼓舞之增長。

營銷網絡

本集團塔山品牌藥品於遍佈中國29個省、市、自治區推廣分銷。本集團根據既定及有效之市場推廣策略，向關係良好之批發商及包銷產品，再轉而將本集團之產品分銷至其他經銷、零售商及中國醫院、診所與藥房等最終用戶。

除提供優質產品及建立廣布之營銷網絡外，分銷隊伍定期上門探訪藥品批發商及分銷，進行市場調查及收集對本集團產品之意見。本集團繼續選用各種電視廣告及指定汽車額等不同推廣渠道進行宣傳，提高塔山品牌產品之知名度。

管理規範標準

本集團之新廠房符合藥品產質量管理規範(「管理規範」)。本集團於中國福建省之新廠房建築工程已經峻工。根據中國國家藥品監督管理局之規定,藥品製造商須於指定限期前取得管理規範證書生產有關藥品。

展望

二零零二年是中國加入世界貿易組織後的首一年,標誌著中國制藥企業進入挑戰與機會並存的大好發展時機。中國經濟的穩步發展,中國的醫療制度改革,為中國藥品生產商帶來黃金機會。中國政府要求內地所有的制藥商須於二零零四年六月前取得GMP證書,此將對現時不少的國企及小型藥廠造成沉重的財政負擔,促使現時中國零散的制藥業加快整合,并為財政及營運良好的企業製造和提供一個黃金機會橫向擴展業務。本集團抓住機遇加快收購兼併醫藥企業并發展高科技中藥和生物制藥,致力提升國內外的競爭力。

過去本集團集中精力建設2萬多平方米的現代化新廠房,成功地收購閩清制藥廠,同時獲得70多種藥品的生產批號以及企業原來的銷售渠道。同時,本集團已經在上海建立了以生物基因為主導的研究開發項目,並很快投入了營運,估計短時間內有新生物藥品問世。本年度,本集團購買福州九都醫藥技術公司的「非那雄胺」原料藥及「非那雄胺」片劑等兩種產品的技術及專利權,收購兼併從事開發生產癌症基因診斷試劑的廈門泰倫生物工程有限公司,正式進軍生物醫藥領域。三大拳頭產品「金剛感冒片」;「复方降壓膠囊」及「勝紅抗炎膠囊」銷售理想。因此,本集團將繼續致力發展這些業務。同時,在適當時機出現時,繼續努力收購醫藥生產,銷售及生物制藥的企業,以期使本集團更進一步進入中國這龐大的藥業市場。

本集團對未來充滿信心，本集團將特別重視引進高科技的研究人才和研究項目，力爭二零零二年後每年有新藥品推出，始終保持企業很好的發展前景。本集團將努力拓展銷售市場網絡，在做好國內市場的基礎上，同時發展海外市場。本集團將努力提高現代化的管理水平，利用已完成的現代化工廠和先進的設備，擴大生產規模、提高效率、降低成本、提高效益。本集團將會以生產經營和資本經營相結合的策略，將運用好中國這幾年對醫藥發展的政策，加大力度收購國內資產優良和藥品批號優良的企業，以最快速度壯大規模和提高經濟效益。使本集團成為國內一流水平的機構。

展望將來，憑著本集團已獲批文之高質素產品和銷售網絡的優勢和對生物制藥生產之開拓，本集團對中國藥業前景充滿信心。

致意

本人謹藉此機會，就董事會成員之領導及所有員工之努力致以萬分感激，且感謝股東於近期市場不景之情況下仍一直支持本公司。本集團之增長及發展策略實有賴股東之支持，而本集團定當全力以赴，再創佳績，務求為股東帶來更大利益。

主席

蔡崇真

香港，二零零二年十月二十一日

流動資金及財務資源

於本年度，本集團之資金主要來自日常業務所得之現金，發售新股與配售（定義見本公司於二零零零年八月十一日之本公司售股章程）所得現金及上述配售20,000,000股和60,000,000股以及向瑞士信貸發行12,000,000美元可換股債券所得現金。於二零零二年六月三十日，本集團之現金及銀行結餘合共為465,483,000港元（二零零一年：117,559,000港元）。於二零零二年六月三十日，本集團之資產總值為835,618,000港元（二零零一年：346,613,000港元），流動負債為134,729,000港元（二零零一年：56,185,000港元），而股東權益則為695,857,000港元（二零零一年：289,229,000港元）。本集團於本年度內一直穩定維持雄厚之經營資本，於二零零二年六月三十日之流動資產淨值為556,101,000港元（二零零一年：166,870,000港元），二零零二年六月三十日之流動資金比率為5.1倍（二零零一年：4.0倍）。

於二零零二年六月三十日，本集團並無任何未償還借貸（二零零一年：無）。

於二零零二年五月八日，本集團按每股2.45港元之價格配售60,000,000股股份，配售60,000,000股本公司股份經扣除開支後之所得款項淨額約為1.41億港元。有關款項(i)30,000,000港元為收購Boomtown Ventures Limited（「BVL」）（BVL全資擁有廈門泰倫生物工程有限公司（「廈門泰倫生物」））提供資本。本公司及BVL之現有股東已於二零零二年七月十五日訂立正式買賣協議本公司同意按30,000,000港元之代價收購BVL全部已發行股本；(ii)約20,000,000港元為廈門泰倫生物之相關改組提供資金；(iii)約20,000,000港元為廈門泰倫生物之研發項目提供資；(iv)約10,000,000港元為本集團之市場推廣開支；(v)餘額為本集團之一般營運資金。

瑞士信貸第一波士頓（香港）有限公司（「瑞士信貸」）於年內認購本公司金額為12,000,000美元之債券，本公司因而獲得約93,600,000港元之所得款項（未扣除發行開支）。按本公司於二零零一年八月十四日，二零零一年十二月十四日及二零零二年一月十一日發出之公佈所披露，所得款項將用作擴充生產設施，研究與開發，擴展銷售與分銷網絡，收購兼併新項目以及一般營運之資本開支。

董事會相信，本集團具備充裕流動資金應付各項承擔及營運所需。

由於本集團之業務營運主要採用人民幣及港元計價，有見目前人民幣兑港元之匯率穩定，本集團認為所面對的外匯波動風險極微。

或然負債

於二零零二年六月三十日，本集團並無任何負債（二零零一年：無）。

資本承擔

於二零零二年六月三十日，本集團並無任何資本承擔（二零零一年：12,339,000港元）。

業務分部

抗病毒感冒藥

於本年度內，抗病毒感冒藥之銷售額約為227,412,000港元，佔本集團營業總額31.8%，較去年增加約9.2%。由於金剛感冒片對治療普通感冒、咳嗽及流行性感冒療效顯著，加上有關當局禁售16種含有鹽酸苯丙醇胺（PPA，主要用於治療普通感冒、咳嗽及流行性感冒）之藥物，故此市場對金剛感冒片之需求增加，致使抗病毒感冒藥之銷售上升。因此，董事會相信，本集團已掌握此黃金機會。擴大金剛感冒片等不含PPA之抗病毒感冒藥之市場佔有率。

抗高血壓藥

於本年度內，本集團推出一種新產品「复方降壓膠囊」，銷售額約為84,769,000港元，佔本集團總管業額11.8%。本集團相信「复方降壓膠囊」將成為本集團日後主要產品之一。

中成藥

中成藥之營業額由去年24,590,000港元增加至本年度約113,320,000港元。由於本集團採取有效市場策略，同時借助本集團與批發商及分銷商之良好業務關係有效加強產品之場滲透，因此中成藥銷售額取得令人鼓舞之增長。

廣譜抗菌藥

廣譜抗菌藥之銷售額較去年增加約10.5%。由於競爭激烈，因此銷售額僅輕微增長。然而，本集團將致力重整廣譜抗菌藥之生產程序，以增加成本效益及提昇產品之競爭力。

解熱鎮痛藥

解熱鎮痛藥之銷售額由去年約29,009,000港元增加至本年度40,741,000港元，增幅約40.4%，主要是由於本集團之塔山品牌產品已獲廣受認同。

中藥補酒

於本年度，中藥補酒之銷售額由約26,174,000港元增至29,591,000港元，較去年增長約13.1%，主要是由於本集團之塔山品牌產品獲廣受認同。

由於營業額增加及規模經濟效益，本集團之整體毛利率有所增長。整體毛利率為38.0%，較去年上升0.1%。

行政開支為28,438,000港元(二零零一年：15,656,000港元)，佔營業額4.0%，與去年相若。銷售及分銷成本則因增聘營業員及有關開支由去年32,456,000港元增加至本年度71,150,000港元，佔本集團營業額9.9%。

本年度內之融資成本為520,000港元(二零零一年：236,000港元)。

未來展望

非處方藥物(「非處方藥」)之市場銷售

自一九九九年中國展開城市醫藥及衛生體制改革以來，國家部門及國有企業之員工醫療開支不再由中國政府全費補助。本集團相信普通感冒及咳嗽病患者會選擇購買非處方藥，以避免因求醫而須支付昂貴醫藥費。因此，中國非處方藥市場將會出現強勁增長。由於本集團產品大部份為非處方藥，故此董事會相信本集團之營業額會拾級而上。

產品多樣化

本集團將繼續專注研發工作，致力改善現有產品質素。本集團亦計劃加快開發新產品，並透過收購中國其他制藥公司加強橫向發展，不斷拓闊產品種類。

廈門泰倫生物工程有限公司源於廈門大學癌症研究中心，自一九九四年起把研究成果朝向市場發展，經其發展的酵素連結免疫吸附分析(ELISA)及聚合酵素連鎖反應(PCR)兩個癌病分析預警技術平台是本集團將來的重心產品項目。董事仍對未來數年之前景樂觀。

本集團資產抵押

於二零零二年六月三十日，本集團資產概無用作擔保任何債項之抵押。

僱員及薪酬政策

於二零零二年六月三十日，本集團在香港及中國僱有1,200名僱員。

本集團僱員之酬政策及等遇乃經董事會審閱及批准。除公積金及雙糧外，亦按個人表現釐定不定額花紅，以表彰及獎勵僱員對本集團作出之貢獻。

根據本公司之現有購股權計劃，本公司及各附屬公司之全職僱員（包括執行董事）可獲授可認購股份之股權。截至本報告日期，本公司已授出61,710,000份購股權，其中52,000,000份購股權於本報告日期尚未獲行使。

董事

執行董事

蔡崇真先生，45歲，本公司之執行董事兼主席。蔡先生與陳先生共同負責本集團之策略計劃、集團政策、整體管理及市場推廣。一九八四年至一九九一年間，蔡先生任職於福建政府機關，負責監督中國福建省所有工業企業之管理，同期亦於一家出版企業管理雜誌之出版社擔任總編輯。蔡先生畢業於福州大學，持有企業管理學士學位，並擁有逾16年企業管理經驗。

陳靜根先生，82歲，蔡從義先生及蔡崇真先生之親屬，為本集團創辦人，並為本公司之執行董事兼副主席。陳先生負責本集團全盤政策及發展策略，亦負責監督本集團之營運及管理。陳先生擁有逾50年企業管理及財務管理經驗。

蔡從義先生，50歲，蔡崇真先生之胞兄，為本公司之執行董事。蔡先生於一九九六年加入本集團，負責監察本集團產品之品質、處理本集團業務之日常運作及確保產品品質符合有關規定。蔡先生於福建醫科大學取得醫科學士學位，從事醫學研究逾12年。

黃瑞光先生，54歲，為本公司之執行董事，負責本集團之日常行政工作。黃先生擁有逾17年在中國生產及銷售藥品之經驗。

陳微先生，37歲，為本公司之執行董事。陳先生為美國德克薩斯州立大學分子生物學碩士和休斯敦大學商學院工商管理碩士，在加盟本集團之前在美國德州基因制藥公司及猶他州天然陽光制藥公司擔任高級研究員、研發經理及西南片區經理。陳先生於二零零零年四月加入本集團，為本集團研究技術總監，二零零二年六月一日被任命為本集團之執行董事。

獨立非執行董事

胡凌波女士，47歲，福建福州民眾律師事務所顧問。胡女士擁有逾8年專業中國法律經驗。

余爾峰先生，37歲，中國一家上市公司中福實業股份有限公司之財務經理。余先生於廈門大學取得經濟學學士學位。

高級管理人員

林禮義先生，53歲，為本集團之副經理，負責本集團產品之銷售及市場推廣。林先生於一九九六年加入本集團前，曾集中參與有關經濟管理之研究工作。林先生曾於國內外多份雜誌發表文章，並曾出版六本著作，包括《市場學原則與案例》、《中國鄉鎮經濟管理學》及《走向市場—企業營銷策略》。此外，林先生亦曾榮獲福建省社會科學優秀成果三等獎。一九九二年至一九九五年期間，林先生獲選為考察團團員前往澳洲及瑞士。

鄭錦利先生，39歲，一九九六年加入本集團，為本集團之總工程師。鄭先生負責本集團產品之生產、研究與開發。鄭先生於福建醫科大學取得醫學學士學位。

王福泰先生，54歲，一九九六年加入本集團，為本集團之研究開發部經理，負責本集團產品之研究與開發。王先生於福建醫科大學取得醫學學士學位。加入本集團前，王先生於該大學從事學術及研究工作逾15年。

陳建平先生，45歲，一九九六年加入本集團，為本集團之行政經理，負責本集團之行政及公共關係。陳先生畢業於福州大學，主修企業管理。

曾廣蘭先生，40歲，二零零零年七月加入本集團，為本集團之財務經理，負責本集團之財務及會計工作。曾先生擁有財政部認可之中國會計師資格。曾先生在加入本集團前曾於國內一家外資合營食品製造企業任職財務經理。曾先生擁有逾20年財務及會計經驗。

吳明華先生，66歲，一九九六年加入本集團，為本集團之人力資源經理，負責本集團之招聘及管理支援工作。吳先生畢業於福建省人事幹部學校。吳先生擁有逾30年人事管理經驗。

李玉華女士，48歲，一九九六年加入本集團，為本集團之品質管理部經理。李女士畢業於福建中醫學院之中醫部。李女士擁有逾10年藥品生產技術及品質控制經驗。

董事會謹此提呈本公司及本集團截至二零零二年六月三十日止年度之報告及經審核財務報表。

主要業務

本公司之主要業務為投資控股，其附屬公司之主要業務詳情載於財務報表附註16。各附屬公司之主要業務性質於年內並無出現任何變動。

業績及股息

本集團截至二零零二年六月三十日止年度之溢利與本公司及本集團於該日之財務狀況載於第25至69頁之隨附財務報表。

董事建議向於二零零二年十二月十八日名列本公司股東名冊之股東派發本年度年終股息每股普通股4.5港仙，有關建議已於財務報表確認。

財務資料概要

以下為本集團過去五年之已公佈綜合／合併業績概要及過去四年之資產與負債。

業績
截至六月三十日止年度

	二零零二年 ***千港元***	二零零一年 *千港元*	二零零零年 *千港元*	一九九九年 *千港元*	一九九八年 *千港元*
營業額	**715,717**	409,633	353,116	204,027	107,315
除稅前溢利	**174,957**	108,729	92,969	51,433	22,408
稅項	**(36,395)**	(14,321)	(11,308)	(4,000)	–
未計少數股東權益前溢利	**138,562**	94,408	81,661	47,433	22,408
少數股東權益	**(3,823)**	133	–	–	–
股東應佔日常業務純利	**134,739**	94,541	81,661	47,433	22,408

資產及負債
於六月三十日

	二零零二年	二零零一年	二零零零年	一九九九年
	千港元	*千港元*	*千港元*	*千港元*
非流動資產	**144,788**	123,558	25,229	11,424
流動資產	**690,830**	223,055	123,682	118,120
資產總值	**835,618**	346,613	148,911	129,544
流動負債	**(134,729)**	(56,185)	(50,990)	(74,561)
少數股東權益	**(5,032)**	(1,199)	–	–
資產淨值	**695,857**	289,229	97,921	54,983

附註：

1. 本集團截至二零零一年六月三十日止年度之資產及負債經已重新編列，以反映本集團採納會計實務準則第9號（經修訂）後，本集團處理結算日後宣派股息之會計政策改變，詳情見附註2。

2. 截至一九九九年六月三十日止兩年度各年之合併業績概要乃摘錄自本公司於二零零零年八月十一日刊發之售股章程。本集團截至二零零二年六月三十日止兩年度各年之業績載於財務報表第25頁。本集團截至二零零零年六月三十日止三年度之合併業績概要包括本公司及其附屬公司之業績，猶如本集團現時之架構於該等財政年度已一直存在，並根據財務報表附註2所載基準而呈報。

3. 於本報告日期，本集團迄今僅公佈於一九九九年六月三十日、二零零零年六月三十日、二零零一年六月三十日及二零零二年六月三十日之綜合／合併資產負債表。本集團於一九九九年六月三十日及二零零零年六月三十日之合併資產負債表乃摘錄自本集團截至二零零零年六月三十日止年度之已公佈備考財務報表，並假設本集團已於一九九九年六月三十日及二零零零年六月三十日一直存在而編撰。

固定資產

本集團之固定資產變動詳情載於財務報表附註12。

附屬公司

本公司附屬公司之詳情載於財務報表附註16。

共同控制實體

本公司應佔共同控制實體權益之詳情載於財務報表附註15。

股本、購股權及認股權證

本公司於年內之股本、購股權及認股權證變動詳情及有關理由載於財務報表附註22。

可贖回可換股債券

本公司之可贖回可換股債券詳情載於財務報表附註21。

儲備

本公司及本集團於年內之儲備變動詳情載於財務報表附註23。

可分派儲備

於二零零二年六月三十日,本公司之可分派儲備約為454,011,000港元。根據本公司組織章程大綱與公司細則及開曼群島公司法(二零零一年修訂本),本公司於二零零二年六月三十日之資本儲備及股份溢價分別為104,915,000港元及323,588,000港元,並可分派予本公司股東,惟本公司於擬分派股息後當時須有能力清償於日常業務到期之有關債務。

主要客戶及供應商

本集團本年度總營業額約12%來自本集團五大客戶。本集團最大客戶之營業額佔本集團本年度營業額約4%。

此外,本集團本年度總採購額約76%來自本集團五大供應商。本集團最大供應商之採購額佔本集團本年度採購額約 23%。

就董事會所知,除本公司執行董事陳靜根先生為本集團截至二零零二年六月三十日止年度五大供應商福州德勝印刷有限公司之唯一股東外,各董事、彼等之聯繫人士及就董事會所知擁有本公司已發行股本5%以上之股東並無實益擁有上述本集團五大客戶及/或供應商任何實益權益。

與福州德勝印刷有限公司之交易詳情載於財務報表附註25。

董事

本公司年內之董事如下：

執行董事：

蔡崇真先生
蔡從義先生
陳靜根先生
黃瑞光先生
陳　微先生　*（於二零零二年六月一日獲委任）*
陸偉康先生　*（於二零零二年六月一日辭任）*

獨立非執行董事：

胡凌波女士
余爾峰先生

根據本公司之公司細則第86及87條，陳靜根先生及陳微先生將於應屆股東週年大會上任滿告退，惟彼等符合資格並願膺選連任。

根據本公司之公司細則規定，本公司董事（包括獨立非執行董事，但不包括主席蔡崇真先生）均須於本公司股東週年大會上輪流告退及重選連任。

董事及高級管理人員履歷

本公司董事及本集團高級管理人員之履歷詳情載於本年報第12至13頁。

董事之服務合約

各執行董事均與本公司訂立服務合約，任期自二零零零年八月一日起計，為期三年（惟陸先生已辭任而黃瑞光先生之服務合約則為期兩年），而任何一方可向對方發出六個月書面通知而終止服務合約，惟通知期不可於第一年內任何時間屆滿。

除上述者外，擬於應屆股東週年大會重選連任之董事並無與本公司訂立任何本公司不可於一年內不付賠償（法定賠償除外）而終止之服務合約。

董事所擁有之合約權益

除財務報表附註25所披露者外，各董事於本公司或其任何附屬公司年內訂立之重大合約中，並無直接或間接擁有任何重大實際權益。

董事及五名最高薪人士酬金

本公司董事及本集團五名最高薪人士截至二零零二年六月三十日止年度內之酬金詳情載於財務報表附註6。

退休計劃

本集團年內之退休計劃及有關供款詳情分別載於財務報表附註2及5。

董事所擁有之股本及認股權證權益

於二零零二年六月三十日，各董事及彼等之聯繫人士擁有本公司根據證券（披露權益）條例（「披露權益條例」）第29條存置之登記冊（「登記冊」）所載之本公司及其相聯法團之證券權益或根據上市公司董事進行證券交易的標準守則須知會本公司之權益如下：

名稱	權益類別	擁有權益之本公司股份數目	擁有權益之本公司認股權證數目
蔡崇真先生	其他*（註）*	255,800,000	49,960,000
陳靜根先生	其他*（註）*	255,800,000	49,960,000

註： 該等股份及認股權證由Great Wall Investment Group Limited以The Great Wall Unit Trust受託人之身份持有，而The Great Wall Unit Trust全部已發行單位則由Ansbacher (BVI) Limited以The C&C Trust受託人之身份持有。The C&C Trust為全權家族信託基金，其受益人包括蔡崇真先生及其配偶以及陳靜根先生之家族成員。

此外，僅為遵守最低公司股東數目之規定，蔡從義先生以非實益持有人身份持有本公司一間附屬公司之一股股份。

除上文所披露者外，各董事、主要行政人員或彼等之聯繫人士於登記冊（定義見披露權益條例）所載之本公司或其任何相聯法團之已發行股本中，並無擁有任何個人、家族、公司或其他實益權益。

董事購入股份之權利

除下文「購股權」一節所披露者外，於本年度內任何時間，本公司概無向任何董事或彼等各自之配偶或18歲以下子女授予任何可藉購入本公司證券而獲益之權利，彼等亦無行使該等權利；本公司或其任何附屬公司亦無訂立任何安排，致使本公司董事、彼等各自之配偶或18歲以下之子女可藉購入本公司或任何其他法人團體之股份或債券而獲益。

購股權

根據本公司於二零零零年七月二十六日所採納之購股權計劃(「原有購股權計劃」),董事會可於二零一零年七月二十五日或之前酌情邀請本公司或其任何附屬公司之任何全職僱員(包括執行董事)接納可認購本公司每股0.10港元之普通股(「股份」)之購股權。認購價將不會低於:(i)股份於授出購股權當日前五個交易日在聯交所之平均官方收市價80%;及(ii)每股股份面值,以較高者為準。

根據原有購股權計劃授出購股權可認購之股份總數,不得超過本公司當時已發行股本(不包括根據原有購股權計劃正式配發及發行之股份總數)面值之10%。授予任何一位僱員或董事之購股權可認購之股份總數,不得超過根據原有購股權計劃已發行及可發行購股權所涉及之股份總數25%。

承授人可於獲提呈授予購股權之建議當日起計30日內接納購股權,並須就此支付合計1港元之名義代價。購股權之行使期由接納授予購股權日期起開始,並於授予購股權日期起計十年內終止。

本公司原有購股權計劃之未行使行購股權數目於年內之變動詳情概列如下:

參與者名稱或類別	授出日期	可行使期間	每股行使價 港元	於二零零一年七月一日之結餘	年內授出	年內行使	於二零零二年六月三十日之結餘	*本公司股份價格 購股權授出日期 港元	*本公司股份價格 購股權行使日期 港元
董事									
蔡崇真先生	19/1/2001	19/1/2001至18/1/2011	0.652	1,000,000	–	–	1,000,000	0.825	不適用
	27/3/2001	27/3/2001至26/3/2011	0.7696	7,500,000	–	–	7,500,000	0.990	不適用
蔡從義先生	19/1/2001	19/1/2001至18/1/2011	0.652	3,000,000	–	–	3,000,000	0.825	不適用
	27/3/2001	27/3/2001至26/3/2011	0.7696	5,500,000	–	–	5,500,000	0.990	不適用
黃瑞光先生	27/3/2001	27/3/2001至26/3/2011	0.7696	8,000,000	–	–	8,000,000	0.990	不適用
				25,000,000	–	–	25,000,000		

購股權*(續)*

聯交所已於二零零一年八月二十三日公佈，對上市規則第17章有關購股權計劃之規定作出修訂。有關修訂已於二零零一年九月一日起生效。為遵守上市規則之修訂及聯交所之公佈，董事認為終止原有購股權計劃及採納新購股權計劃（「新購股權計劃」）實符合本公司之利益，於二零零一年十一月二十九日舉行之本公司股東週年大會上通過普通決議案，批准採納新購股權計劃及終止原有購股權計劃。

採納新購股權計劃旨在向新購股權計劃之參與者提供原動力或獎勵，以回饋彼等對本集團之貢獻及／或讓本集團可招攬並留用能幹僱員，吸引對本集團以及本集團持有任何股本權益之接受投資實體而言之寶貴人士。

根據新購股權計劃，董事會可酌情邀請本集團之任何合資格僱員（包括執行董事）、非執行董事、股東、供應商及客戶以及對本集團之發展曾經或可能會作出貢獻之任何其他人士，接納可認購股份之購股權。認購價由董事決定，惟不得低於：(i)股份於授出購股權當日之收市價；(ii)股份於授出購股權當日前五個交易日之平均收市價；或(iii)股份面值（以最高者為準）。

因行使所有根據新購股權計劃授出而可行使但尚未行使之購股權而可發行之股份總數，不得超過本公司不時已發行股本總數之30%。因行使根據新購股權計劃授出之所有購股權而須發行之股份總數，合共不得超過於二零零二年四月二十九日已發行股份總數之10%。於二零零二年六月三十日，根據新購股權計劃授出之購股權可發行之股份數目為43,409,000股，相等於本公司於該日已發行股本約8.5%。本公司可在股東大會上徵求股東批准重新釐定新購股權計劃之10%上限，惟因行使根據新購股權計劃授出之所有購股權而按「重新釐定」上限發行之股份總數，不得超過批准有關上限當日已發行股份總數10%。

於任何12個月期間，因行使每名參與者獲授之購股權（包括已行使及尚未行使之購股權）而發行及將予發行之股份總數，不得超過已發行股份總數1%。倘向個別參與者再行授出購股權，將導致再行授出購股權當日（包括該日）之前12個月期間因行使該人士獲授或將獲授之所有購股權（包括該日）之前12個月期間因行使該人士獲授或將獲授之所有購股權（包括已行使、註銷及尚未行使之購股權）而發行及將予發行之股份總數超過已發行股份總數1%，則須經本公司股東在股東大會上另行批准方可再行授出購股權，而該參與者及其聯繫人士須放棄投票。

承授人可於獲提呈授予購股權之建議當日起計28日內接納購股權，並須就此支付合計1港元之名義代價。購股權之行使期由接納授予購股權日期起開始，並於授予購股權日期起計十年內終止。

購股權 *(續)*

所有根據原有購股權計劃授出而於終止原有購股權計劃之前尚未行使之購股權，仍將繼續有效並可根據該計劃行使。

本公司新購股權計劃之未行使購股權數目於年內之變動詳情概列如下：

參與者名稱或類別	授出日期	可行使期間	每股行使價 港元	於二零零一年七月一日之結餘	年內授出	年內行使	於二零零二年六月三十日之結餘	*本公司股份價格 購股權授出日期 港元	*本公司股份價格 購股權行使日期 港元
僱員	21/1/2002	9/1/2002至8/1/2012	2.185	–	28,000,000	(1,000,000)	27,000,000	2.425	2.375
	26/4/2002	24/4/2002至23/4/2012	2.300	–	2,000,000	(2,000,000)	–	2.375	2.579
提供顧問服務之實體	26/4/2002	24/2/2002至23/4/2012	2.300	–	4,330,000	(4,330,000)	–	2.375	2.771
	2/5/2002	24/4/2002至23/4/2012	2.300	–	2,380,000	(2,380,000)	–	2.800	2.647
				–	36,710,000	(9,710,000)	27,000,000		

* 本公司股份於購股權授出日期所披露之價格為緊接購股權授出日期前交易日股份在聯交所之收市價。本公司股份於購股權行使當日所披露之價格為股份於聯交所收市價之加權平均數除以該披露類別所有已行使購股權之數目。

董事所擁有之競爭業務權益

年內及截至本報告日期，根據香港聯合交易所有限公司證券上市規則（「上市規則」）之規定，除本公司董事獲委任為董事以代表本公司及／或本集團利益所進行之業務外，董事概無擁有與本集團業務直接或間接競爭或可能競爭之業務權益。

主要股東

於本報告日期，按本公司根據披露權益條例第16(1)條須存置之登記冊所載，擁有本公司已發行股本10%或以上之股東如下：

名稱	股份數目	持股百分比
Great Wall Investment Group Limited	255,800,000 *(註)*	50.26%
Ansbacher (BVI) Limited	255,800,000 *(註)*	50.26%

註： 該等股份由Great Wall Investment Group Limited以The Great Wall Unit Trust受託人之身份持有，而The Great Wall Unit Trust全部已發行單位則由Ansbacher (BVI) Limited以The C&C Trust受託人之身份持有。The C&C Trust為全權家族信託基金，其受益人包括蔡崇真先生及其配偶以及陳靜根先生之家族成員。因此，Great Wall Investment Group Limited及Ansbacher (BVI) Limited所擁有之255,800,000股本公司股份權益乃屬相同。

該等權益亦已披露作「董事所擁有之股本及認股權證權益」一節內蔡崇真先生及陳靜根先生擁有之「其他權益」。

除上文所披露者外，根據登記冊所載，並無其他人士擁有本公司已發行股本10%或以上之權益。

關連交易

本年度須予披露之關連交易詳情載於財務報表附註25。除該附註所披露者外，並無其他交易須根據上市規則之規定而以關連交易方式作出披露。

獨立非執行董事認為，上述交易之條款對本公司股東公平合理，而該等交易均由本集團於日常及一般業務中根據規管有關交易之協議之條款而進行。

結算日後事項

本集團之重大結算日後事項詳情載於財務報表附註27。

購買、贖回或出售上市證券

本公司或其任何附屬公司於年內概無購買、贖回或出售本公司任何上市證券。

優先購買權

本公司之公司細則或開曼群島法例並無規定本公司須按現有股東持股比例向彼等發售新股之優先購買權規定。

審核委員會

為遵守上市規則附錄14所載之最佳應用守則，本公司於二零零零年七月二十六日成立審核委員會(「委員會」)，並以書面方式制定職權範圍。委員會成員包括本公司兩名獨立非執行董事胡凌波女士及余爾峰先生。

遵守最佳應用守則

除獨立非執行董事並非以指定任期委任，而是根據本公司組織章程細則之規定，於股東週年大會輪流告退及重選連任外，董事會認為，於本年報涵蓋之會計期間，本公司一直遵守上市規則附錄14所載之最佳應用守則。

核數師

陳葉馮會計師事務所有限公司將任滿告退，應屆股東週年大會上將提呈續聘陳葉馮會計師事務所有限公司為本公司核數師之決議案。

承董事會命

主席
蔡崇真

香港

二零零二年十月二十一日

CCIF

陳葉馮會計師事務所有限公司
香港 銅鑼灣 軒尼詩道500號
興利中心37樓

致遠東生物制藥科技有限公司
（於開曼群島註冊成立之有限公司）
全體股東

吾等已審核第25至69頁所載根據香港普遍採納之會計原則而編撰之財務報表。

董事及核數師各自之責任

貴公司董事須編撰真實及公平之財務報表。在編撰該等真實及公平之財務報表時，董事必須選取並貫徹採用適當之會計政策。

吾等之責任乃根據審核工作之結果，對該等財務報表提出獨立意見，並向股東報告。

意見之基礎

吾等乃按香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編撰該等財務報表所作之重要估計及判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況以及有否貫徹運用並作出足夠披露。

吾等於策劃及進行審核工作時，已力求取得一切認為必需之資料及解釋，以期獲得充份之憑證，從而就該等財務報表是否存有重大錯誤陳述作合理之確定。在提出意見時，吾等亦已衡量該等財務報表所披露之資料在整體上是否足夠。吾等相信審核工作已為下列意見建立合理之基礎。

意見

依照吾等之意見，該等財務報表均真實及公平地顯示　貴公司及　貴集團於二零零二年六月三十日之財務狀況及　貴集團於截至該日止年度之盈利及現金流量，並已按照香港公司條例之披露要求而適當編撰。

陳葉馮會計師事務所有限公司
執業會計師
香港
二零零二年十月二十一日

陳偉端
執業證書編號P00712

綜合收益表

截至二零零二年六月三十日止年度

	附註	二零零二年 千港元	二零零一年 千港元
營業額	3	**715,717**	409,633
銷售成本		**(443,807)**	(254,113)
毛利		**271,910**	155,520
其他收益	3	**3,286**	2,459
其他開支			
銷售及分銷成本		**(71,150)**	(32,456)
行政開支		**(28,438)**	(15,656)
其他經營開支		**–**	(902)
		(99,588)	(49,014)
經營業務溢利	5	**175,608**	108,965
融資成本	7	**(520)**	(236)
應佔共同控制實體業績		**(131)**	–
未計税項及未計少數股東權益前溢利		**174,957**	108,729
税項	8	**(36,395)**	(14,321)
未計少數股東權益前溢利		**138,562**	94,408
少數股東權益		**(3,823)**	133
股東應佔日常業務純利	9, 23	**134,739**	94,541
擬派末期股息	10	**22,902**	14,297
每股盈利	11		
— 基本		**33.5**港仙	30.0港仙
— 攤薄		**31.4**港仙	29.7港仙

第31至69頁之附註為此等財務報表完整之一部分。

截至二零零二年六月三十日止年度

	附註	二零零二年 千港元	二零零一年 千港元
換算海外營運業務財務報表產生之匯兌差額	23	**1,583**	–
固定資產之重估增值	23	–	6,989
並無於收益表確認之收益淨額		**1,583**	6,989
本年度股東應佔純利		**134,739**	94,541
經確認盈虧總額		**136,322**	101,530

第31至69頁之附註為此等財務報表完整之一部分。

綜合資產負債表

二零零二年六月三十日

	附註	二零零二年 千港元	二零零一年 千港元
資產			
非流動資產			
固定資產	12	**105,846**	103,099
商譽	13	**1,701**	2,164
無形資產	14	**37,241**	18,164
應佔共同控制實體權益	15	**–**	131
		144,788	123,558
流動資產			
存貨	17	**46,703**	10,910
應收賬款	18	**177,834**	79,597
預付款項、按金及其他應收款項		**810**	14,989
現金及銀行結存	19	**465,483**	117,559
		690,830	223,055
負債			
流動負債			
應付賬款	20	**65,956**	19,486
應計負債、已收按金及其他應付款項		**43,590**	27,002
應付關連公司款項		**9,740**	5,567
應付董事款項		**546**	–
應繳税項		**14,897**	4,130
		134,729	56,185
流動資產淨值		**556,101**	166,870
資產總值減流動負債		**700,889**	290,428
少數股東權益	24(b)	**5,032**	1,199
資產淨值		**695,857**	289,229
股本及儲備			
已發行股本	22	**50,893**	34,400
儲備	23	**622,062**	240,532
擬派股息	10, 23	**22,902**	14,297
		695,857	289,229

經董事會於二零零二年十月二十一日批准。

代表董事會

董事	*董事*
蔡崇真	**蔡從義**

第31至69頁之附註為此等財務報表完整之一部分。

截至二零零二年六月三十日止年度

	附註	二零零二年 千港元	二零零一年 千港元
經營業務之現金流入淨額	*24(a)*	**122,598**	118,532
投資回報及融資費用			
已收利息		**2,767**	2,459
已付利息		**(105)**	(236)
已付股息		**(14,297)**	(15,000)
投資回報及融資費用之現金流出淨額		**(11,635)**	(12,777)
稅項			
已繳海外稅項		**(25,662)**	(17,109)
投資活動			
購置固定資產		**(16,719)**	(66,694)
向共同控制實體注資		–	(131)
向共同控制實體墊支貸款		**(534)**	–
收購附屬公司	*24(c)*	–	(9,687)
添置無形資產		**(5,673)**	–
投資活動之現金流出淨額		**(22,926)**	(76,512)
融資活動前之現金流入淨額		**62,375**	12,134

綜合現金流量表

截至二零零二年六月三十日止年度

	附註	二零零二年 千港元	二零零一年 千港元
融資活動前之現金流入淨額		**62,375**	12,134
融資	*24(b)*		
償還銀行貸款		–	(17,514)
兌換可贖回可換股債券所得款項		**93,546**	–
發行股份以收取現金代價之所得款項		**204,215**	103,730
股份發行開支		**(2,364)**	(13,952)
可贖回可換股債券之開支		**(10,794)**	–
融資活動之現金流入淨額		**284,603**	72,264
現金及等同現金項目之增加		**346,978**	84,398
年初現金及等同現金項目		**117,559**	33,161
匯率變動之影響		**946**	–
年終現金及等同現金項目		**465,483**	117,559
現金及等同現金項目結餘分析			
現金及銀行結存		**465,483**	117,559

第31至69頁之附註為此等財務報表完整之一部分。

二零零二年六月三十日

	附註	二零零二年 千港元	二零零一年 千港元
資產			
非流動資產			
固定資產	*12*	–	203
於附屬公司之權益	*16*	**392,608**	188,178
		392,608	188,381
流動資產			
預付款項、按金及其他應收款項		**1**	1
應收股息		**30,155**	21,021
現金及銀行結存		**83,910**	3,596
		114,066	24,618
負債			
流動負債			
應付董事款項		**546**	–
應計負債及其他應付款項		**1,224**	1,638
		1,770	1,638
流動資產淨值		**112,296**	22,980
資產淨值		**504,904**	211,361
股本及儲備			
已發行股本	*22*	**50,893**	34,400
儲備	*23*	**431,109**	162,664
擬派股息	*10, 23*	**22,902**	14,297
		504,904	211,361

由董事會於二零零二年十月二十一日批准。

代表董事會

董事
蔡崇真

董事
蔡從義

第31至69頁之附註為此等財務報表完整之一部分。

二零零二年六月三十日

1. 公司資料

本公司之主要業務為投資控股。本公司附屬公司之主要業務載於財務報表附註16。各附屬公司之主要業務性質於年內並無任何變動。

本公司為Great Wall Investment Group Limited(「Great Wall Investment」)之附屬公司。Great Wall Investment為於英屬處女群島註冊成立，並被董事視為本公司於結算日之最終控股公司。

2. 呈報基準及主要會計政策概要

a) 編撰基準

財務報表乃根據香港普遍接納之會計原則並遵照香港會計師公會(「會計師公會」)頒佈之香港會計實務準則(「會計實務準則」)及香港公司條例之披露要求以及香港聯合交易所有限公司證券上市規則之規定而編撰。財務報表乃按原值成本慣例法編撰，並已就若干物業之重估而作出修訂。

b) 新採納會計實務準則

於本年度，本集團首次採納以下由會計師公會頒佈並對二零零一年七月一日或其後開始之會計期間有效之會計實務準則：

會計實務準則第9號(經修訂)	:	結算日後事項
會計實務準則第26號	:	分部報告
會計實務準則第28號	:	撥備、或然負債及或然資產
會計實務準則第29號	:	無形資產
會計實務準則第30號	:	企業合併
會計實務準則第31號	:	資產減值
會計實務準則第32號	:	綜合財務報表及於附屬公司投資之會計處理

2. 呈報基準及主要會計政策概要*(續)*

b) 新採納會計實務準則*(續)*

採納上述會計準則之影響概列如下：

i) 採納會計實務準則第9號(經修訂)「結算日後事項」致使會計政策改變，結算日後建議派發之股息不再確認為結算日之負債，而附屬公司於結算日後建議派發或宣派之股息收入則不再由母公司確認為收入。建議派發之股息現時於資產負債表中另行披露，列入股本及儲備一節。此項會計政策之改變已追溯應用至過往會計期間，比較數字亦已重新編列。

ii) 採納會計實務準則第26號「分部報告」規定本集團須按分部(業務及地區分部)披露財務資料。此項會計政策之改變已追溯應用至過往會計期間，有關披露資料亦已概列於附註4。

iii) 採納會計實務準則第28號「撥備、或然負債及或然資產」對本集團之申報財務狀況或業績並無重大影響，惟有關本集團已就於二零零二年六月三十日之撥備的性質、時間及變動作出額外披露。

iv) 採納會計實務準則第29號「無形資產」並無導致先前採納之會計政策有所改變，對本集團之申報財務狀況或業績亦無重大影響。

v) 採納會計實務準則第30號「企業合併」並無導致先前採納之會計政策有所改變，企業合併產生之商譽乃按估計經濟年期在收益表攤銷。商譽於資產負債表確認為非流動資產，並按成本值減累計攤銷及累計減值虧損後列賬。本集團於各結算日均會根據會計實務準則第31號「資產減值」之規定評審商譽之賬面值，並確認或撥回減值虧損(如有)。

二零零二年六月三十日

2. 呈報基準及主要會計政策概要(續)

b) 新採納會計實務準則(續)

除採納上述會計實務準則外,本集團已採納會計實務準則第10號「於聯營公司投資之會計處理」、會計實務準則第14號(經修訂)「租賃」、會計實務準則第17號「物業、廠房及設備」、會計實務準則第18號「收益」及會計實務準則第21號「於合營企業權益之會計處理」等會計實務準則之其後改動。除於財務報表相關附註所披露之有關資料外,本集團認為對上述會計實務準則作出之其後改動對本集團之財務報表並無重大影響。

除非另有表明,本財務報表披露之二零零一年比較數字已計及因採納上列新頒佈會計實務準則作出調整(如適用)所產生之影響。

c) 呈報及綜合賬目基準

因籌備本公司股份於香港聯合交易所有限公司上市而精簡本集團架構所進行之重組計劃(「集團重組」)經已完成,此綜合財務報表乃按合併會計法編撰。按此基準,本公司於呈報之財政年度而非自收購附屬公司之日期起視為各附屬公司之控股公司,惟於完成集團重組後收購之福建延年藥業有限公司(「延年」)(前稱閩清制藥廠)除外。閩清制藥廠乃自收購生效日起被綜合計算。因此,本集團截至二零零一年及二零零二年六月三十日止年度之綜合業績,包括本公司及其附屬公司自一九九九年七月一日或各自之註冊成立日期以來(以較短者為準)之業績。

本集團成員公司間之所有重大交易及結餘均已於合併賬目時抵銷。

出售附屬公司之盈虧乃指出售所得款項與本集團應佔有關公司資產淨值之差額,連同先前並無於綜合收益表扣除或確認之任何商譽或資本儲備計算。

少數股東權益乃指外界股東於附屬公司之營運業績及資產淨值之權益。

2. **呈報基準及主要會計政策概要**(續)

d) 附屬公司

附屬公司為本公司直接或間接控制逾半數投票權或已發行股本或控制其董事會組成之企業。

於附屬公司之投資乃按成本值減任何已辨識減值虧損計入本公司之資產負債表。

e) 共同控制實體

合營企業乃指一項合約安排,據此兩名或以上之訂約方共同控制一項經濟活動,而任何一方概不可單方面控制該項經濟活動。

共同控制實體乃涉及成立公司、合夥公司或各合營方擁有權益之企業的合約安排。

於共同控制實體之投資乃按成本值減去(如需要)減值虧損撥備後列賬。

本集團所佔共同控制實體之收購後業績及儲備分別計入綜合收益表及綜合儲備。本集團所佔共同控制實體權益乃根據權益會計法按本集團應佔共同控制實體之資產淨值減董事認為必要之任何減值撥備(視為暫時性質者除外)後,於綜合資產負債表列賬。

f) 商譽

商譽乃指收購代價超逾於收購當日所收購附屬公司獨立資產淨值應佔公平值之差額,按成本值列賬,並於為期五年的估計可用經濟年期內按每年均等金額予以攤銷。

未攤銷商譽於有關附屬公司出售後在收益表扣除。

董事每年均會檢討商譽之賬面值並於必要時確認減值虧損。

2. 呈報基準及主要會計政策概要（續）

g) 固定資產

固定資產按成本值或估值減累計折舊及累計減值虧損入賬。

資產之成本包括購買價及將資產達致運作狀況及地點作擬定用途之任何直接成本。固定資產投產後產生之支出（如維修保養費）一般於產生期間自收益表扣除。倘有關支出明顯可提高運用該項固定資產預期獲得之經濟效益超出其原先評估之表現水平，則該項支出將撥作資本，作為該項資產之額外成本。

固定資產之價值變更列作固定資產重估儲備之變動。每三年會進行獨立估值。於未進行獨立估值之年度內，董事負責評估物業之賬面值並於物業價值出現重大改變時作出調整。估值增值乃計入固定資產重估儲備。估值減值乃先以有關物業先前之估值增值抵銷，不足之數則於收益表扣除。其後任何增值則計入收益表，惟不得超出先前扣除之數。

倘董事認為資產之可收回金額降至低於其賬面值，則其賬面值亦會下調，以反映價值下降。在釐定資產之可收回金額時，預計未來現金流量不會貼現至現值。

所有資產均按其估計可使用年期以直線法計算折舊，以撇銷成本或估值。就此所採用之估計可使用年期如下：

香港以外地區之租賃土地及樓宇	按租期或10年（以較短者為準）
地價	按土地使用權年期
租賃物業裝修	按租期或5年（以較短者為準）
廠房及機器	5年
傢俬、裝置及設備	5年
汽車	5年

為使固定資產恢復至正常運作狀況所錄得之重大成本乃於收益表扣除。改善固定資產之費用乃撥作資本並按有關固定資產對本集團而言之估計可使用年期折舊。

2. 呈報基準及主要會計政策概要 *(續)*

g) 固定資產 *(續)*

在建工程乃指興建中樓宇及有待安裝之廠房及機器所產生之成本。成本包括於建築、安裝及測試期內所產生之直接成本。在建工程毋須計算折舊。倘在建工程可按商業基準生產可銷售產品，則在建工程將轉撥至固定資產。

出售固定資產之盈虧為出售所得款項淨額與有關資產之賬面值之差額，須於收益表中確認。有關資產繼續應佔之任何重估儲備結餘乃轉撥至保留溢利並列作儲備變動。

h) 無形資產

無形資產乃指本集團收購一間附屬之公司之有關資產中所佔在中華人民共和國(「中國」)生產及銷售若干藥品之權利之公平值。

無形資產自藥品商業投產當日起按藥品之估計可用商業年期五年以直線法攤銷。無形資產按成本值減累計攤銷及任何董事認為必要之減值撥備後入賬。

i) 減值

本集團於各結算日均會評估旗下有形及無形資產之賬面值，以便決定有否跡象顯示有關資產錄得減值虧損。如出現有關跡象，則會估計資產之可收回金額以決定減值虧損(如有)之幅度。

資產之估計可收回金額為其日後用途及最終出售時可得估計價值與其淨售價兩者之較高者。

倘若估計資產之可收回金額低於賬面值，資產之賬面值將調低至可收回金額。減值虧損乃即時確認為開支。

倘若減值虧損其後逆轉，資產之賬面值則會調高至經修訂後之估計可收回金額，惟所調高之賬面值不得超逾倘若有關資產於以往年度並無確認減值虧損時原應釐定之賬面值。減值虧損之撥回乃即時確認為收入。

二零零二年六月三十日

2. 呈報基準及主要會計政策概要 *(續)*

j) 存貨

存貨按成本及可變現淨值兩者之較低者入賬。成本按先進先出基準計算，包括一切購買成本、轉換成本及將存貨運致現有位置及用途所錄得之其他開支。陳舊、滯銷或損毀之存貨會視乎情況作出撥備。

可變現淨值乃按日常業務過程中估計售價減去預計完成成本及銷售所需之估計成本計算。

k) 應收賬款

應收賬款如被視為呆賬，則會作出撥備。應收賬款於扣除有關撥備後在資產負債表列賬。

l) 等同現金項目

等同現金項目指毋須通知而可隨時轉換為已知數額現金、於購入三個月後到期之短期、高度流通之投資，扣除須於貸款日起計三個月內償還之銀行借貸。以外幣計價之投資及墊款如符合上列準則，亦作等同現金項目處理。

m) 遞延税項

遞延税項以負債法按税務計算之溢利與財務報表確認之溢利間之時差，就於可見將來合理可能地作實之負債或資產作出撥備。在可合理確定變現作實前，遞延税項資產概不入賬。

n) 經營租約

凡資產擁有權絕大部份回報及風險仍歸出租公司所有之租約，均列作經營租約。經營租約之租金以直線法按租期自收益表扣除。

2. 呈報基準及主要會計政策概要 *(續)*

o) 研究及開發成本

研究及開發成本於產生時列作開支，惟倘符合下列準則者則除外：產品或程序可界定清晰；產品或程序之應佔成本可個別鑒定及作可靠計算；有理由肯定計劃在技術上可行；公司計劃生產並推銷或使用有關產品或程序；以及有關產品或程序有市場，或如有關產品或程序乃供內部使用而非出售，則須證明有關產品及程序乃對公司有用，以及可證明有充足資源或可取得有關資源完成項目及推銷或使用有關產品或程序。

上述開發成本乃確認為資產，惟有關金額須不超出計及有關未來經濟利益之可收回金額，並計及進一步開發成本、相關生產成本及推銷產品時直接錄得之銷售及行政管理成本。多出金額則會於產生時撇銷。

p) 撥備

撥備乃於本集團因過往事件而負有現在的法律或推定責任，並為解決有關責任而可合理估計會有經濟利益損失時確認。

撥備乃於各結算日評估，並會作出調整以反映目前之最貼近估計值。倘金額之時間價值之影響重大，撥備之金額為預期解除有關責任所需開支之現值。

q) 或然負債及或然資產

或然負債乃過往事件產生之可能責任。或然負債存在與否取決於並非本集團控制範圍內之一件或多件未來事件是否出現。或然負債亦可以是過往事件所產生但並無確認之現有責任，原因是有關事件不大可能導致經濟資源損失或有關責任之金額無法以可靠方法計量。

或然負債不會確認但會於財務報表附註披露。倘資源損失之成數有變，使有可能出現資源損失，則會就此確認撥備。

或然資產乃過往事件產生之可能資產。或然資產存在與否取決於並非本集團控制範圍內之一件或多件不確定事件是否出現。

2. 呈報基準及主要會計政策概要*(續)*

q) 或然負債及或然資產*(續)*

如有可能取得經濟利益，或然資產不會確認但會於財務報表附註披露。倘幾可肯定必會取得經濟利益，則會就此確認資產。

r) 收入確認

i) 銷售貨品之收入於擁有權之風險及回報轉移時確認入賬，一般與貨品送交客戶及所有權轉移之時間相同。

ii) 利息收入按時間比例根據未償還本金額及適用利率計算入賬。

s) 外幣

年內之外幣交易按交易日之適用匯率換算。於結算日以外幣計算之貨幣資產及負債按結算日之適用匯率換算。上述情況產生之匯兑差額於收益表處理。

合併賬目時，海外附屬公司以外幣計算之財務報表按結算日之適用匯率換算為港元。由此產生之匯兑差額均於外幣換算儲備處理。

t) 退休福利計劃

本集團根據強制性公積金計劃條例為所有合資格僱員設立定額供款強制性公積金退休福利計劃(「香港計劃」)。香港計劃於二零零零年十二月一日起生效，供款按僱員基本薪金之百分比計算，並根據香港計劃之規定於應付時自收益表扣除。香港計劃之資產與本集團之資產分開，由獨立管理之基金持有。本集團一經向香港計劃供款，有關僱主供款即全屬僱員所有。

2. 呈報基準及主要會計政策概要(續)

t) 退休福利計劃(續)

根據中國政府之有關規定，本公司於中國經營之附屬公司已參與當地市政府之退休福利計劃(「中國計劃」)。根據中國計劃，該等附屬公司須按僱員基本薪金20%向中國計劃供款作退休福利用途。當地市政府則承諾為該等附屬公司目前及日後所有退休僱員提供退休福利，而本集團於中國計劃之唯一責任乃根據中國計劃之規定持續供款。中國計劃之供款於產生時自收益表扣除。中國計劃並無規定沒收供款可供抵銷日後對該計劃之供款。

u) 關連人士

倘一方有能力直接或間接控制另一方或可對另一方之財務及營運決策發揮重大影響，則雙方均被視為有關連。倘雙方受到共同控制或共同重大影響，則雙方亦被視為有關連。

v) 分部報告

分部乃本集團從事提供產品或服務(業務分部)或於特定經濟環境中提供產品或服務(地區分部)之明顯組成部份。各分部之風險與回報不盡相同。

根據本集團之內部財務申報，本集團選擇以業務分部資料為主要申報形式，地區分部資料則為次要申報形式。

分部收入、開支、業績、資產及負債包括分部直接應佔之項目以及可按合理基準分配予該分部之項目。例如分部資產可包括存貨、應收賬款以及物業、廠房及設備。分部收入、開支、資產及負債乃於集團內公司間之結餘及集團內公司間之交易抵銷作為綜合賬目部份程序前決定。惟倘有關集團內公司間之結餘及交易乃於同一分部內之集團企業進行者則作別論。分部間定價之條款與向其他外界人士提供之條款相若。

分部資本開支為年內收購分部資產(有形及無形資產)所錄得之總成本，有關分部資產預期使用年期乃逾一年。

2. 呈報基準及主要會計政策概要 *(續)*

v) 分部報告 *(續)*

未分配項目主要包括財務及企業資產，計息貸款、借貸、企業及財務開支以及少數股東權益。

3. 營業額及其他收益

營業額指扣除貿易折扣及退貨之已售貨品發票值。本集團之所有營業額均主要來自中國。

	二零零二年 *千港元*	二零零一年 *千港元*
營業額		
生產及銷售藥品	**715,717**	409,633
其他收入		
利息收入	**2,767**	2,459
匯兑收益	**519**	–
	3,286	2,459
總收益	**719,003**	412,092

4. 分部資料

i) 業務分部

本集團之主要業務為生產及銷售藥品。

4. **分部資料** *(續)*

i) 業務分部 *(續)*

按業務分部(即「生產及銷售藥品」及「企業及其他」)分析本集團表現如下：

	生產及銷售藥品		企業及其他		綜合總計	
	二零零二年	二零零一年	**二零零二年**	二零零一年	**二零零二年**	二零零一年
	千港元	*千港元*	***千港元***	*千港元*	***千港元***	*千港元*
對外銷售	**715,717**	409,633	**–**	–(a)	**715,717**	409,633
分部業績	**181,353**	112,857	**(8,512)**	(6,351)(b)	**172,841**	106,506
利息收入	**2,703**	1,133	**64**	1,326(b)	**2,767**	2,459
利息開支	**–**	(236)	**(520)**	–	**(520)**	(236)
應佔共同控制實體業績	**(131)**	–	**–**	–	**(131)**	–
稅項	**(36,395)**	(14,321)	**–**	–	**(36,395)**	(14,321)
少數股東權益					**(3,823)**	133
股東應佔溢利					**134,739**	94,541

4. 分部資料(續)

i) 業務分部(續)

	生產及銷售藥品		企業及其他		綜合總計	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元	千港元	千港元
資產						
分部資產	**749,209**	342,694	**86,409**	3,919	**835,618**	346,613
負債						
分部負債	**132,924**	54,511	**1,805**	1,674	**134,729**	56,185
其他資料						
資本開支	**16,007**	66,413	**712**	281	**16,719**	66,694
折舊	**14,371**	4,792	**216**	44	**14,587**	4,836
攤銷	**3,210**	155	**–**	–	**3,210**	155
不包括折舊及攤銷之非現金開支	**1,631**	–	**203**	–	**1,834**	–
於股本直接確認之租賃土地及樓宇重估增值	**–**	6,989	**–**	–	**–**	6,989

4. 分部資料 *(續)*

i) 業務分部 *(續)*

a) 營業額

	二零零二年 *千港元*	二零零一年 *千港元*
生產及銷售：		
抗病毒感冒藥	**227,412**	208,282
中成藥	**113,320**	24,590
廣譜抗菌藥	**87,243**	78,979
抗高血壓藥	**84,769**	—
維生素類藥	**59,876**	42,599
解熱鎮痛藥	**40,741**	29,009
中藥補酒	**29,591**	26,174
其他	**72,765**	—
	715,717	409,633

b) 經營業務溢利

	二零零二年 *千港元*	二零零一年 *千港元*
生產及銷售：		
抗病毒感冒藥	**75,341**	73,436
中成藥	**31,661**	7,980
廣譜抗菌藥	**18,066**	18,272
抗高血壓藥	**20,742**	—
維生素類藥	**3,163**	2,542
解熱鎮痛藥	**3,470**	2,946
中藥補酒	**9,246**	8,814
其他	**22,367**	—
	184,056	113,990
企業及其他	**(8,448)**	(5,025)
	175,608	108,965

4. 分部資料(續)

ii) 地區分部

決定本集團之地區分部時，分部之應佔收益及業績乃因應客戶所在地決定，資產則根據資產所在地而決定所屬分部。由於本集團逾90%收益及業績乃源自中國客戶，因此並無呈列地區分部資料。

分部資產之賬面值與固定資產之添置按資產所在地區分析如下：

	二零零二年		二零零一年	
	分部資產之賬面值	**固定資產之添置**	分部資產之賬面值	固定資產之添置
	千港元	*千港元*	*千港元*	*千港元*
中國(不包括香港)	**749,209**	**16,007**	342,694	66,413
香港	**86,409**	**712**	3,919	281
	835,618	**16,719**	346,613	66,694

5. 經營業務溢利

本集團經營業務溢利已扣除下列各項：

	二零零二年	二零零一年
	千港元	*千港元*
核數師酬金	**808**	1,050
折舊	**14,587**	4,836
無形資產攤銷	**2,747**	–
商譽攤銷	**463**	155
撇銷固定資產虧損	**237**	–
僱員成本(不包括董事酬金，*附註6*)：		
工資及薪金	**6,675**	4,033
退休福利計劃供款	**1,278**	510
	7,953	4,543
土地及樓宇經營租約租金	**1,880**	1,496
呆賬撥備	**1,063**	–

6. 董事及五位最高薪僱員之酬金

根據上市規則及香港公司條例第161條披露之本公司董事本年度之酬金詳情如下：

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
袍金	**–**	–
執行董事之其他酬金：		
給予執行董事之基本薪酬、房屋津貼、其他津貼及實物利益	**5,727**	5,706
給予執行董事之退休福利計劃供款	**23**	76
	5,750	5,782

酬金介乎下列範圍之董事人數如下：

	董事人數	
	二零零二年	二零零一年
零 — 1,000,000港元	**4**	5
1,500,001港元 — 2,000,000港元	**2**	2

各董事並無訂立任何有關放棄或同意放棄任何酬金之安排。

年內五名最高薪人士均為董事，彼等之酬金詳情載於上文。

由於涉及本公司股份之購股權並無既定市值，使董事無法準確評估所授購股權之價值，故此董事酬金並不包括於截至二零零二年六月三十日止年度授出之購股權價值。

年內，本集團並無向董事(包括五名最高薪人士)支付任何酬金，作為加盟本集團或加盟後之獎勵或離職補償。

二零零二年六月三十日

7. 融資成本

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
應付利息：		
須於五年內悉數償還之銀行貸款	–	236
可贖回可換股債券	**520**	–
	520	236

8. 稅項

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
本年度撥備：		
海外	**36,395**	14,321
本年度稅務支出	**36,395**	14,321

由於本集團於本年度內並無在香港賺取任何應課稅溢利，故本年度並無就香港利得稅作出任何撥備（二零零一年：無）。在其他地區應課稅溢利之稅項則根據本集團經營所在國家之現行法例、詮釋及慣例，按通行稅率計算。

根據中國稅務當局所發出之有關批文，本公司於中國營運之附屬公司福建德勝藥業有限公司（「德勝」）可由一九九七年起計首兩個經營獲利年度獲豁免繳納中國企業所得稅，其後三年獲減免50%中國企業所得稅。適用於德勝之中國企業所得稅標準稅率為24%。

本公司另一在中國營運之附屬公司為福建延年藥業有限公司（「延年」）。適用於延年之中國企業所得稅標準稅率為24%。

由於二零零二年六月三十日並無出現重大時差，故此並無作出遞延稅項撥備（二零零一年：無）。

由於本集團現時無意出售本集團於中國之物業，故並無就該等物業之重估增值作出遞延稅項撥備。

9. 股東應佔日常業務純利

已於本公司財務報表處理之股東應佔日常業務純利約為25,508,000港元(二零零一年：16,568,000港元)。

10. 股息

	二零零二年 *千港元*	二零零一年 *千港元*
已付股息		
— 二零零一年年終股息每股普通股4港仙 (二零零零年：零港仙)	**14,297**	—
擬派股息		
— 二零零二年年終股息每股普通股4.5港仙 (二零零一年：4港仙)	**22,902**	14,297
年內總股息	**22,902**	14,297

年內，本集團採納經修訂會計實務準則第9號「結算日後事項」。為符合該項經修訂會計實務準則，本集團作出上年度調整，將於上年年結時確認為流動負債之截至二零零一年六月三十日止年度之擬派年終股息14,297,000港元重新分類為資產負債表中股本及儲備之擬派年終股息儲備賬，因而使本公司與本集團先前於二零零一年六月三十日之流動負債減少14,297,000港元，而儲備則增加14,297,000港元。

擬派年終股息之數額乃按批准此財務報表之日期之已發行股份508,932,000股(二零零一年：357,424,000股)計算。

11. 每股盈利

本年度每股基本及攤薄盈利乃根據以下數據計算：

	二零零二年 千港元	二零零一年 千港元
盈利：		
股東應佔溢利及用作計算每股基本盈利之盈利	**134,739**	94,541
具潛在攤薄影響股份之影響：		
可贖回可換股債券－利息開支	**520**	–
股東應佔溢利及用作計算每股攤薄盈利之盈利	**135,259**	94,541

	二零零二年	二零零一年
股份數目：		
用作計算每股基本盈利之股份加權平均數	**402,331,726**	315,147,945
具潛在攤薄影響股份之影響：		
購股權	**16,192,057**	3,397,883
可贖回可換股債券	**12,035,976**	–
用作計算每股攤薄盈利之股份加權平均數	**430,559,759**	318,545,828

計算截至二零零二年六月三十日止年度每股攤薄盈利乃假設並無兑換本公司未行使認股權證，因有關行使將導致年內每股盈利增加。

12. 固定資產

	租賃土地及樓宇 千港元	地價 千港元	租賃物業裝修 千港元	廠房及機器 千港元	傢俬、裝置及設備 千港元	汽車 千港元	在建工程 千港元	合計 千港元
本集團								
成本或估值								
於二零零一年七月一日								
成本	–	–	5,818	9,857	1,998	586	66,318	84,577
專業估值	13,504	17,757	–	–	–	–	–	31,261
	13,504	17,757	5,818	9,857	1,998	586	66,318	115,838
貨幣重置	112	147	48	82	14	5	550	958
添置	77	–	556	15,506	580	–	–	16,719
轉讓	34,257	–	–	32,611	–	–	(66,868)	–
重新分類	–	–	–	–	(1,162)	1,162	–	–
出售	–	–	–	–	(246)	–	–	(246)
於二零零二年六月三十日	**47,950**	**17,904**	**6,422**	**58,056**	**1,184**	**1,753**	**–**	**133,269**
累積折舊								
於二零零一年七月一日	–	–	3,735	7,900	1,064	40	–	12,739
貨幣重置	–	–	31	66	9	–	–	106
年內撥備	4,286	269	1,213	8,327	151	341	–	14,587
重新分類	–	–	–	–	(755)	755	–	–
出售時撥回	–	–	–	–	(9)	–	–	(9)
於二零零二年六月三十日	**4,286**	**269**	**4,979**	**16,293**	**460**	**1,136**	**–**	**27,423**
賬面淨值								
於二零零二年六月三十日	**43,664**	**17,635**	**1,443**	**41,763**	**724**	**617**	**–**	**105,846**
於二零零一年六月三十日	13,504	17,757	2,083	1,957	934	546	66,318	103,099
本集團於二零零二年六月三十日所持之固定資產成本或估值分析如下：								
成本	–	–	6,422	58,056	1,184	1,753	–	67,415
專業估值	47,950	17,904	–	–	–	–	–	65,854
	47,950	17,904	6,422	58,056	1,184	1,753	–	133,269

二零零二年六月三十日

12. 固定資產（續）

	租賃土地及樓宇	地價	租賃物業裝修	廠房及機器	傢俬、裝置及設備	汽車	在建工程	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本公司								
成本								
於二零零一年七月一日	–	–	–	–	238	–	–	238
添置	–	–	–	–	–	–	–	–
出售	–	–	–	–	(238)	–	–	(238)
於二零零二年六月三十日	–	–	–	–	–	–	–	–
累積折舊								
於二零零一年七月一日	–	–	–	–	35	–	–	35
年內撥備	–	–	–	–	–	–	–	–
出售時撥回	–	–	–	–	(35)	–	–	(35)
於二零零二年六月三十日	–	–	–	–	–	–	–	–
賬面淨值								
於二零零二年六月三十日	–	–	–	–	–	–	–	–
於二零零一年六月三十日	–	–	–	–	203	–	–	203

本集團之租賃土地及樓宇全部位於香港以外地區，並按中期租約持有。所有租賃土地及樓宇於二零零一年六月三十日之價值，由獨立專業估值師行嘉漫測量師有限公司（「嘉漫」）按折舊重置成本基準重估，估值為13,504,000港元。重估增值1,228,000港元乃重估值超出重估資產當時賬面值之數額，已個別計入有關固定資產重估儲備（附註23）。

12. **固定資產**（續）

本集團與中國福建省永泰縣土地管理局（「土地管理局」）就購買一塊位於中國福建省永泰縣之土地（「舊土地」）訂立協議，以興建藥品生產大樓及相關輔助設備，而所產生之成本已列入「地價」。截至二零零一年六月三十日止年度，本集團與土地管理局訂立另一項協議，以舊有土地作為代價交換另一塊位於中國福建省永泰縣之土地（「新土地」）。本公司已取得新土地之土地使用權證。新土地於二零零一年六月三十日之價值，由嘉漫按公開市值基準重估，估值為17,757,000港元。重估增值5,794,000港元已計入固定資產重估儲備（附註23）。

倘本集團之租賃土地及樓宇以及地價以成本減累積折舊入賬，則其原應計入財務報表之數額約為51,806,000港元（二零零一年：21,856,000港元）。

13. **商譽**

	本集團 千港元
成本	
於二零零一年七月一日及於二零零二年六月三十日	2,319
攤銷	
於二零零一年七月一日	155
年內撥備	463
於二零零二年六月三十日	618
賬面淨值	
於二零零二年六月三十日	1,701
於二零零一年六月三十日	2,164

14. 無形資產

	本集團
	千港元
成本	
於二零零一年七月一日 *(附註(a))*	18,164
貨幣重置	151
添置 *(附註(b))*	21,673
於二零零二年六月三十日	39,988
累積攤銷	
於二零零一年七月一日	–
年內撥備	2,747
於二零零二年六月三十日	2,747
賬面淨值	
於二零零二年六月三十日	37,241
於二零零一年六月三十日	18,164

附註：

a) 根據嘉漫按持續使用之公平市值基準所作出之獨立估值，無形資產於二零零一年三月七日(本集團收購有關附屬公司日期)之公平市值為18,164,000港元。

b) 於二零零二年六月三十日，已收購無形資產之有關產品尚未投入商業生產，因此並無就年內收購無形資產作出攤銷撥備。

15. 應佔共同控制實體權益

	本集團	
	二零零二年 千港元	二零零一年 千港元
分佔資產淨值	–	131
共同控制實體欠款	**534**	–
	534	131
減：減值撥備	**(534)**	–
	–	131

共同控制實體之詳情如下：

公司名稱	業務架構	成立及經營地點	繳足註冊資本	百分比 所有權權益	百分比 投票權	主要業務
上海邁迪生物技術研究有限公司	公司	中華人民共和國	200,000元人民幣	70%	70%	尚未開業

16. 於附屬公司之權益

	本公司	
	二零零二年 千港元	二零零一年 千港元
非上市股份，按成本值	**105,015**	105,015
附屬公司欠款	**287,593**	83,163
	392,608	188,178

附屬公司欠款乃無抵押、免息且無固定還款期。

二零零二年六月三十日

16. 於附屬公司之權益（續）

附屬公司之詳情如下：

公司名稱	註冊成立／成立及經營地點	已發行及繳足股本／註冊資本之面值	本公司應佔股本權益之百分比 二零零二年	二零零一年	主要業務
直接持有					
Far East Global Group Limited (「FEGG」)	英屬處女群島	1,001美元	**100%**	100%	投資控股
間接持有					
福建德勝藥業有限公司(「德勝」)	中華人民共和國	11,891,923元人民幣	**100%**	100%	藥品生產及銷售
力達遠東有限公司	香港	2港元	**100%**	100%	投資控股
福建延年藥業有限公司(「延年」)(前稱福建閩清制藥廠)	中華人民共和國	3,513,000元人民幣	**85%**	85%	藥品生產及銷售

17. 存貨

	本集團 二零零二年 千港元	二零零一年 千港元
原料	**31,780**	6,295
在製品	**253**	277
製成品	**14,670**	4,338
	46,703	10,910

於二零零二年六月三十日並無按可變現淨值列賬之存貨(二零零一年：無)。

18. 應收賬款

本集團應收賬款之賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
未償還賬款賬齡：		
30日或以下	**88,071**	40,687
31日至60日	**79,440**	35,104
61日至180日	**10,323**	1,125
超過180日	**–**	2,681
總計	**177,834**	79,597

除新客戶一般須預先付款外，與客戶之貿易大部份均以信貸形式進行。發票一般須於發出後60天內支付，惟信譽昭著之客戶可享有長達90日之信貸期。每名客戶均設有最高信貸限額，乃由高級管理人員批授。本集團致力嚴格控制未收回應收款項，而高級管理人員將經常審核逾期之結存。倘未能全數收取應收賬款，則應收賬款按原發票值減呆賬撥備確認及列賬。壞賬於產生時撇銷。

19. 現金及銀行結存

於二零零二年六月三十日，本集團以人民幣計算之現金及銀行結存約為381,563,000港元（二零零一年：113,952,000港元）。人民幣並不可自由兑換成外幣。根據《中華人民共和國外匯管理條例》及《關於結匯、售匯及付匯管理規定》，本集團獲准透過獲准進行外匯業務之銀行將人民幣兑換成外幣。

20. 應付賬款

本集團應付賬款之賬齡分析如下：

	本集團	
	二零零二年	二零零一年
	千港元	千港元
未償還賬款賬齡：		
30日或以下	**65,004**	17,261
超過30日	**952**	2,225
	65,956	19,486

21. 可贖回可換股債券

於二零零一年八月十四日，本公司與獨立第三者瑞士信貸第一波士頓(香港)有限公司(「瑞士信貸」)就認購本公司之非上市及無抵押可贖回可換股債券訂立認購協議(「認購協議」)。

根據認購協議：(i)本公司同意發行而瑞士信貸同意購買本金總額4,000,000美元(相當於約31,200,000港元)之可換股債券(「原有第一批債券」)；(ii)本公司授予瑞士信貸選擇權，可於指定限期內要求本公司根據與原有第一批債券大致相同之條款，發行本金總額最多達4,000,000美元之額外可換股債券(「額外第一批債券」)；而(iii)瑞士信貸授予本公司選擇權，本公司可於兌換最後一份原有第一批債券後之指定期間，根據與原有第一批債券大致相同之條款發行並要求瑞士信貸認購及支付本金總額最多達4,000,000美元之可換股債券(「第二批債券」)。可換股債券按年利率2.5 厘計算利息，並於二零零四年八月十四日到期。

本公司之無抵押可贖回可換股債券可按瑞士信貸指定之每股兌換價，相等於(i)就原有第一批債券及額外第一批債券而言，股份截至認購協議日期止30個營業日之每股平均收市價125%；及就第二批債券而言，每股1.91港元(兩者均或會調整)；或(ii)就原有第一批債券及額外第一批債券而言，在本公司接獲瑞士信貸之要求兌換通知日期前30個營業日內由瑞士信貸所指定任何4個連續交易日之每股平均收市價93%，及就第二批債券而言，在本公司接獲瑞士信貸之要求兌換通知日期前30個營業日內由瑞士信貸所指定任何4個連續交易日每股平均收市價91%，兌換為每股面值0.10港元之本公司普通股(「股份」)。

根據認購協議，本公司亦授予瑞士信貸認購權(「認購權」)，據此，瑞士信貸有權以認購價每股1.645港元認購最多4,741,641股股份。認購權可於二零零一年八月十四日至二零零四年八月十四日期間(包括首尾兩日)隨時行使。

於二零零一年八月十四日及二零零一年十二月十七日，瑞士信貸認購本金總額8,000,000美元之原有第一批債券及額外第一批債券，而本公司已收取未扣除發行開支之認購所得款項約62,400,000港元。及後瑞士信貸兌換總額8,000,000美元(約62,400,000港元)之部份原有第一批債券及額外第一批債券，本公司遂按每股0.977港元至1.267港元不等之價格發行股份53,898,000股。兌換價未扣除有關開支與已發行股份面值之差價約為56,981,000港元，已計入股份溢價賬。

21. 可贖回可換股債券*（續）*

於二零零一年十二月十四日，本公司行使由瑞士信貸授出之選擇權，要求瑞士信貸認購及支付本金總額4,000,000美元之第二批債券，而本公司已收取未扣除發行開支之認購所得款項約31,200,000港元。第二批債券於二零零二年一月十日發行。由於瑞士信貸兌換總額4,000,000美元（約31,200,000港元）之部份第二批債券，本公司已按每股1.846港元至1.91港元之價格發行股份16,584,000股。兌換價未扣除有關開支與已發行股份面值之差價約為29,517,000港元，已計入股份溢價賬。

22. 股本

	本公司	
	二零零二年	二零零一年
	千港元	*千港元*
法定：		
1,000,000,000股每股面值0.10港元之普通股（二零零一年：1,000,000,000股每股面值0.10港元之普通股）	**100,000**	100,000
已發行及已繳足：		
508,932,000股每股面值0.10港元之普通股（二零零一年：344,000,000股每股面值0.10港元之普通股）	**50,893**	34,400

22. 股本 *(續)*

上述本公司已發行股本變動之概要如下：

	已發行股份數目	面值 *千港元*
於註冊成立時按面值配發及發行股份以換取現金代價	1	–
於二零零零年六月三十日之已發行股本	1	–
發行股份作為根據集團重組而收購FEGG全部已發行股本之代價	999,999	100
在本公司股份溢價賬因公開售股而出現進賬之情況下資本化發行入賬列為繳足之股份	239,000,000	–
於二零零零年六月三十日之備考股本	240,000,000	100
於公開上市時發售新股	80,000,000	8,000
上述股份溢價賬撥充資本	–	23,900
行使購股權而發行之股份	4,000,000	400
配售所發行之股份	20,000,000	2,000
於二零零一年六月三十日之股本	344,000,000	34,400
兌換可贖回可換股債券時發行股份 *(附註(a))*	70,482,000	7,048
配售所發行之股份 *(附註(b)及(c))*	80,000,000	8,000
行使購股權而發行之股份 *(附註(d)及(e))*	14,450,000	1,445
於二零零二年六月三十日之股本	508,932,000	50,893

22. 股本 *(續)*

本公司已發行股本於截至二零零二年六月三十日止年度之變動如下：

(a) 於二零零一年八月十四日，本公司與瑞士信貸第一波士頓(香港)有限公司(「瑞士信貸」)就認購可贖回可換股債券訂立認購協議。

於二零零一年八月、二零零一年十二月及二零零二年一月，本公司因行使可贖回可換股票據之兑換權而按每股0.977港元至每股1.91港元不等之價格發行及配發合共70,482,000股新股份。

(b) 於二零零一年十一月二十七日，本公司、Great Wall Investment Group Limited及獨立第三者國泰君安證券(香港)有限公司訂立一項配售及認購協議，以每股1.36港元之價格向獨立投資者配售Great Wall Investment實益擁有之20,000,000股股份。配售完成後，Great Wall Investment已按每股1.36港元之價格認購20,000,000新股份，本公司已收取未扣除有關開支之認購所得款項約27,200,000港元。發行股份未扣除有關開支所收取之代價與該等股份面值之差價約為25,200,000港元，已計入股份溢價賬。

(c) 於二零零二年五月八日，本公司、Great Wall Investment及獨立第三者國泰君安證券(香港)有限公司訂立一項配售及認購協議，以每股2.45港元之價格向獨立投資者配售Great Wall Investment實益擁有之60,000,000股股份。配售完成後，Great Wall Investment已按每股2.45港元之價格認購60,000,000股新股份。本公司已收取未扣除有關開支之認購所得款項約147,000,000港元。發行股份未扣除有關開支所收取之代價與該等股份面值之差價約為141,000,000港元，已計入股份溢價賬。

(d) 年內，100,000及8,710,000份購股權獲行使，該等購股權之持有人可分別於二零一二年一月八日及二零一二年四月二十三日前按每股2.185港元及每股2.3港元之價格以現金認購股份，而本集團已收取未扣除有關開支之行使購股權所得款項約22,218,000港元。發行股份未扣除有關開支所收取之代價與該等股份面值之差價約為21,247,000港元，已計入股份溢價賬。

(e) 瑞士信貸有權根據認購權按每股1.645港元之認購價認購最多4,741,641股股份。瑞士信貸可於二零零一年八月十四日至二零零四年八月十四日(包括首尾兩日)期間內任何時間行使認購權。

於二零零二年一月十六日，瑞士信貸行使認購權，本公司因此發行4,740,000股股份並收取約7,800,000港元之未扣取有關開支之所得款項。發行股份未扣除有關開支所收取之代價與該等股份面值之差價約為7,323,000港元，已計入股份溢價賬。

22. 股本 *(續)*

購股權

本公司設有一項購股權計劃，其進一步詳情載於董事會報告「購股權」一節。

購股權之詳情如下：

參與者名稱或類別	授出日期	可行使期間	每股行使價 港元	於二零零一年七月一日之結餘	年內授出	年內行使	於二零零二年六月三十日之結餘
董事	19/1/2001	19/1/2001至18/1/2011	0.652	4,000,000	–	–	4,000,000
	27/3/2001	27/3/2001至26/3/2011	0.7696	21,000,000	–	–	21,000,000
僱員	21/1/2002	9/1/2002 to 8/1/2012	2.185	–	28,000,000	(1,000,000)	27,000,000
	26/4/2002	24/4/2002至23/4/2012	2.300	–	2,000,000	(2,000,000)	–
提供顧問服務之實體	26/4/2002	24/4/2002至23/4/2012	2.300	–	4,330,000	(4,330,000)	–
	2/5/2002	24/4/2002至23/4/2012	2.300	–	2,380,000	(2,380,000)	–
				25,000,000	36,710,000	(9,710,000)	52,000,000

認股權證

根據本公司於二零零二年四月二十九日舉行之股東特別大會上通過之普通決議案，董事會建議向二零零二年四月二十九日名列本公司股東名冊之本公司股東分派紅利認股權證，基準為彼等其時每持有五股股份即獲發一份認股權證。每份認股權證賦予持有人權利，可於認股權證在二零零二年五月七日於聯交所開始買賣之日期起至二零零三年五月六日(包括首尾兩日)期間內任何時間，按初步認購價每股2.62港元(可予調整)認購新股份。因紅利認股權證隨附之認購權獲行使而將予發行之股份在各方面與認購當日已發行繳足股份享有同等權益。

23. 儲備

	股份溢價	法定公積金 註(a)	法定公益金 註(b)	固定資產重估儲備	外幣換算儲備	資本儲備 註(c)	保留溢利	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團								
於二零零零年七月一日	—	5,557	7,554	4,314	—	11,022	69,374	97,821
自保留溢利撥至儲備	—	10,048	—	—	—	—	(10,048)	—
重估增值 — *附註12*	—	—	—	7,022	—	—	—	7,022
其項下少數股東權益 — *附註24(b)*	—	—	—	(33)	—	—	—	(33)
本年度純利	—	—	—	—	—	—	94,541	94,541
發行股份	93,330	—	—	—	—	—	—	93,330
股份發行開支	(13,952)	—	—	—	—	—	—	(13,952)
資本化發行股份	(23,900)	—	—	—	—	—	—	(23,900)
股息 — *附註10*	—	—	—	—	—	—	(14,297)	(14,297)
於二零零一年六月三十日及於二零零一年七月一日	55,478	15,605	7,554	11,303	—	11,022	139,570	240,532
有關股息之會計政策改變 — *附註10*	—	—	—	—	—	—	14,297	14,297
於二零零一年六月三十日及於二零零一年七月一日(重新編列)	55,478	15,605	7,554	11,303	—	11,022	153,867	254,829
自保留溢利撥至儲備	—	12,082	—	—	—	—	(12,082)	—
本年度純利	—	—	—	—	—	—	134,739	134,739
換算海外營運業務財務報表產生之匯兌差額	—	—	—	—	1,593	—	—	1,593
其項下少數股東權益 — *附註24(b)*	—	—	—	—	(10)	—	—	(10)
發行股份	281,268	—	—	—	—	—	—	281,268
股份發行開支	(2,364)	—	—	—	—	—	—	(2,364)
可贖回可換股債券之開支	(10,794)	—	—	—	—	—	—	(10,794)
有關股息之會計政策改變 — *附註10*	—	—	—	—	—	—	(14,297)	(14,297)
於二零零二年六月三十日	**323,588**	**27,687**	**7,554**	**11,303**	**1,583**	**11,022**	**262,227**	**644,964**
代表：								
本公司及附屬公司	323,588	27,687	7,554	11,303	1,583	11,022	262,358	645,095
共同控制實體	—	—	—	—	—	—	(131)	(131)
	323,588	27,687	7,554	11,303	1,583	11,022	262,227	644,964

23. 儲備 *(續)*

	本集團	
	二零零二年	二零零一年
	千港元	*千港元*
代表：		
儲備	**622,062**	240,532
擬派股息	**22,902**	14,297
	644,964	254,829

	股份溢價	法定公積金	法定公益金	固定資產重估儲備	外幣換算儲備	資本儲備	保留溢利	合計
		註(a)	*註(b)*			*註(c)*		
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
本公司								
收購FEGG所產生	–	–	–	–	–	104,915	–	104,915
本年度純利	–	–	–	–	–	–	16,568	16,568
發行股份	93,330	–	–	–	–	–	–	93,330
股份發行開支	(13,952)	–	–	–	–	–	–	(13,952)
資本化發行股份	(23,900)	–	–	–	–	–	–	(23,900)
股息－ *附註10*	–	–	–	–	–	–	(14,297)	(14,297)
於二零零一年六月三十日及於二零零一年七月一日	55,478	–	–	–	–	104,915	2,271	162,664
有關股息之會計政策改變－ *附註10*	–	–	–	–	–	–	14,297	14,297
於二零零一年六月三十日及於二零零一年七月一日(重新編列)	55,478	–	–	–	–	104,915	16,568	176,961
本年度純利	–	–	–	–	–	–	23,237	23,237
發行股份	281,268	–	–	–	–	–	–	281,268
股份發行開支	(2,364)	–	–	–	–	–	–	(2,364)
可贖回可換股債券之開支	(10,794)	–	–	–	–	–	–	(10,794)
有關股息之會計政策改變－ *附註10*	–	–	–	–	–	–	(14,297)	(14,297)
於二零零二年六月三十日	**323,588**	–	–	–	–	**104,915**	**25,508**	**454,011**

23. 儲備 *(續)*

	本公司	
	二零零二年	二零零一年
	千港元	*千港元*
代表：		
儲備	**431,109**	162,664
擬派股息	**22,902**	14,297
	454,011	176,961

註：

(a) 於中國成立之本公司附屬公司須將根據中國會計準則計算之除稅後溢利其中10%撥至法定公積金，直至公積金達至有關公司之註冊資本之50%，其後任何額外撥款將按董事會建議進行。法定公積金可用作減低該等附屬公司之虧損或撥作附屬公司之繳足股本。

(b) 於中國成立之本公司附屬公司須將根據中國會計準則計算之除稅後溢利5%至10%撥至法定公益金。法定公益金只限於用於員工福利設施之資本開支。除非該等附屬公司清盤，否則法定公益金不得分派。

(c) 本集團之資本儲備指根據附註2(c)所述集團重組收購附屬公司之股本／註冊資本之面值超逾本公司因交換有關股本／註冊資本而發行股本之面值之差額。

本公司之資本儲備亦由於上述集團重組而產生，即所收購附屬公司當時之合併資產淨值超逾本公司因交換有關資產所發行之本公司股本面值之差額。

24. 綜合現金流量表附註

a) 未計稅項及少數股東權益之溢利與經營業務現金流入淨額之對賬

	二零零二年 千港元	二零零一年 千港元
未計稅項及少數股東權益之溢利	**174,957**	108,729
應佔共同控制實體業績	**131**	–
折舊	**14,587**	4,836
利息收入	**(2,767)**	(2,459)
利息開支	**520**	236
呆賬撥備	**1,063**	–
撇銷固定資產虧損	**237**	–
共同控制實體減值撥備	**534**	–
商譽及無形資產攤銷	**3,210**	155
存貨(增加)／減少	**(35,703)**	1,459
應收賬款增加	**(99,418)**	(1,690)
預付款項、按金及其他應收款項減少／(增加)	**14,302**	(14,402)
應收關連公司款項減少	**–**	2,930
應付賬款增加	**46,308**	4,332
應計負債、已收按金及其他應付款項(減少)／增加	**(36)**	11,446
應付關連公司款項增加	**4,127**	2,960
應付董事款項增加	**546**	–
經營業務之現金流入淨額	**122,598**	118,532

24. 綜合現金流量表附註 *(續)*

b) 年內融資變動分析

	股本及股份溢價	銀行貸款	可贖回可換股債券	少數股東權益
	千港元	*千港元*	*千港元*	*千港元*
於二零零零年七月一日	100	–	–	–
收購一間附屬公司所產生	–	17,514	–	1,299
少數股東分佔：				
固定資產重估儲備 — *附註23*	–	–	–	33
本年度虧損淨額	–	–	–	(133)
融資之現金流入／(流出)淨額	89,778	(17,514)	–	–
於二零零一年六月三十日及二零零一年七月一日	89,878	–	–	1,199
少數股東分佔：				
外幣換算儲備— *附註23*	–	–	–	10
本年度純利	–	–	–	3,823
融資之現金流入淨額	191,057	–	93,546	–
兌換可贖回可換股債券	93,546	–	(93,546)	–
於二零零二年六月三十日	374,481	–	–	5,032

二零零二年六月三十日

24. 綜合現金流量表附註 *(續)*

c) 收購一間附屬公司

	二零零二年 千港元	二零零一年 *千港元*
收購之資產淨值：		
固定資產	–	8,990
無形資產	–	18,164
存貨	–	187
應收賬款	–	3,031
預付款項、按金及其他應收款項	–	54
現金及銀行結存	–	1
應付賬款	–	(2,087)
應計負債、已收按金及其他應付款項	–	(2,158)
銀行貸款	–	(17,514)
少數股東權益	–	(1,299)
	–	7,369
收購所產生之商譽	–	2,319
	–	9,688
支付方法：		
現金代價	–	9,688

有關收購一間附屬公司之現金及等同現金項目流出淨額分析

	二零零二年 千港元	二零零一年 *千港元*
現金代價	–	9,688
收購之現金及銀行結存	–	(1)
	–	9,687

25. 關連人士交易及關連交易

本集團於本年度與關連公司進行以下交易：

	附註	二零零二年 千港元	二零零一年 千港元
廣告開支	*(i)*	**16,520**	7,302
採購包裝物料	*(ii)*	**75,470**	49,019
租金開支	*(iii)*	**1,351**	1,340

附註：

(i) 廣告開支乃支付予本公司董事蔡崇真先生實益擁有之關連公司福建德勝廣告有限公司。有關開支乃按該公司實際承擔之成本加10%利潤計算。於二零零二年六月三十日並無應付福建德勝廣告有限公司之結餘(二零零一年：應付664,000港元)。

(ii) 董事會認為，向本公司董事陳靜根先生實益擁有之關連公司福州德勝印刷有限公司採購包裝物料之條件與本集團其他第三者供應商所提供者相若，並於本集團之日常業務中進行。於二零零二年六月三十日應付福州德勝印刷有限公司之結餘約為9,740,000港元(二零零一年：約4,903,000港元)。

(iii) 租金乃蔡崇真先生實益擁有之關連公司福建德勝實業有限公司(「業主」)所收取，租金由業主與本集團參考當時市況釐定。

26. 承擔

於二零零二年六月三十日，本集團之承擔如下：

(a) 本集團並無重大資本承擔(二零零一年：就興建製藥廠及購置相關設備及機器方面有約12,339,000港元之資本承擔)。

(b) 本集團根據有關土地及樓宇之不可撤銷經營租約而須支付之未來租金下限為：

	二零零二年 千港元	二零零一年 千港元
一年內	**2,230**	1,510
第二至五年(包括首尾兩年)	**3,198**	3,351
	5,428	4,861

27. 結算日後事項

根據二零零二年七月十五日訂立之買賣協議，本集團收購Boomtown Ventures Limited（「Boomtown」）10股每股面值1美元之股份，相等於Boomtown已發行股本之100%，代價為30,000,000港元。本集團透過其於Boomtown之權益間接持有廈門泰倫生物工程有限公司之100%權益。該公司之主要業務為就醫藥產品進行體外診斷測試、研究生物醫藥樣本、提供生產及技術服務以及生產生物醫藥產品。

根據二零零二年八月二十日訂立之三份買賣協議，本集團收購Shanghai Penta Ocean Medical and Health Care Food Company Limited (「Penta Ocean」)之95.8%股本權益，代價為人民幣23,950,000元。Penta Ocean之主要業務為在中國生產保健飲品。

28. 比較數字

若干比較數字經已重新編列，以符合本年度之呈報方式。

茲通告遠東生物制藥科技有限公司(「本公司」)謹訂於二零零二年十二月十八日星期三下午三時正假座香港九龍廣東道23號海港城馬哥孛羅太子酒店3樓太子三號廳舉行股東週年大會,討論下列事項:

一、 省覽截至二零零二年六月三十日止年度之經審核綜合財務報表及董事會與核數師報告;

二、 宣派年終股息;

三、 重選本公司之董事及授權董事會釐定董事之酬金;

四、 委聘陳葉馮會計師事務所有限公司為核數師,並授權董事會釐定核數師酬金;

五、 作為特別事項考慮並酌情通過(無論有否修訂)下列決議案為普通決議案:

「動議:

(a) 無條件授予董事會一般性權力,在符合適用法例之情況下,於有關期間行使本公司一切權力,以購回其股份及認股權證;

(b) 根據上文(a)段之批准所購回之股份面值總額,須不超過於本決議案獲通過當日本公司之已發行股本面值總額之10%;而根據該項批准所購回之本公司認股權證所附認購權,須不超過本決議案獲通過當日所有尚未行使之認股權證所附認購權總額之10%,而上述批准亦須受此數額限制;及

(c) 就本決議案而言,「有關期間」乃指本決議案獲通過之日至下列任何一項最早發生之日期之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 本決議案授出之權力經由本公司股東在股東大會通過普通決議案予以撤銷或修訂之日;及

(iii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」;

六、 作為特別事項考慮並酌情通過(無論有否修訂)下列決議案為普通決議案:

「動議:

(a) 本公司董事(「董事會」)不僅可就行使本公司發行之認股權證所附認購權而配發股份,現批准無條件授予彼等一般性權力,於有關期間行使本公司之一切權力,以發行、配發及處理本公司之額外股份,並可訂立或授予或需在有關期間內或結束後配發、發行或處理股份之售股建議、協議及優先認股權;惟除根據(i)配售新股(指本公司向於指定記錄日期之股東按其當時持股比例提出售股建議(惟董事會可就零碎股份或由於任何本港以外地區之法律,或任何認可管制機構或任何證券交易所之規定而產生之限制或責任,作出認為必須或權宜之豁免或其他安排))或(ii)當時所採納之任何購股權計劃或類似安排,向本公司及／或其任何附屬公司之行政人員及／或僱員及／或根據該計劃之任何合資格承授人授出或發行股份或可認購本公司股份之權利或(iii)依照本公司細則實行之任何以股代息計劃或類似安排,以配發股份代替本公司股份之全部或部份股息外,所發行、配發、處理或同意有條件或無條件發行、配發或處理之額外股份面值總額,須不超過於本決議案獲通過當日本公司已發行股本面值總額之20%,而上述批准亦須受此數額限制;及

(b) 就本決議案而言,「有關期間」乃指本決議案獲通過之日至下列任何一項最早發生之日期之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 本決議案授出之權力經由本公司股東在股東大會通過普通決議案予以撤銷或修訂之日;及

(iii) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會期限屆滿之日。」;及

七、 作為特別事項考慮並酌情通過(無論有否修訂)下列決議案為普通決議案:

「**動議**擴大根據上文第六項決議案授予本公司董事(「董事會」)於當時可行使本公司之權力以配發股份及訂立或授予或需行使該項權力之售股建議、協議及購股權之一般性權力至包括自董事會根據上文第五項決議案所獲授予行使本公司權力以購回本公司股份之一般性權力以來所購回之本公司股份面值總額;惟該數額須不超過於本決議案獲通過當日本公司已發行股本面值總額之10%。」。

承董事會命
秘書
梁寶漢

香港,二零零二年十月二十一日

附註:

(a) 本公司將由二零零二年十二月十三日星期五至二零零二年十二月十八日星期三(首尾兩日包括在內)暫停辦理股份過戶登記手續,期間將不會進行任何本公司股份之過戶登記。如欲符合獲派截至二零零二年六月三十日止年度之擬派年終股息及出席股東週年大會之資格,所有本公司股份過戶文件連同有關股票,必須於二零零二年十二月十二日星期四下午四時前送交本公司在香港之股份過戶登記處登捷時有限公司,辦理股份過戶登記手續,地址為香港中環夏慤道10號和記大廈4樓。

(b) 凡有權出席股東週年大會及於會上投票之本公司股東,若持有兩股或以上本公司股份,均有權委任一位以上人士為其代表,代其出席及投票。受委任人士毋須為本公司之股東。倘超過一名人士獲委任,則委任書上須註明每位受委任人士所代表之有關股份數目與類別。

(c) 代表委任文件及簽署人之授權書或其他授權文件(如有),或經簽署證明之授權書或授權文件副本,最遲須於大會指定舉行時間前48小時送達本公司在香港之股份過戶登記處登捷時有限公司,地址為香港中環夏慤道10號和記大廈4樓。

(d) 載有關於上文第五項至第七項決議案之進一步資料之通函,將盡快寄發予本公司股東。